Exhibit 4.14

EXECUTION COPY

STOCK PURCHASE AGREEMENT

dated as of

February 8, 2007

by and between

MAUI ACQUISITION CORPORATION

and

HOUCHENS INDUSTRIES, INC.

relating to the purchase and sale

of

100 percent of the Issued and Outstanding Capital Stock

of

CBHC, INC.

ALLEN & OVERY

Allen & Overy LLP

STOCK PURCHASE AGREEMENT dated as of February 8, 2007 (this Agreement) by and between MAUI ACQUISITION CORPORATION, a corporation formed under Laws of the State of Delaware (Purchaser), and HOUCHENS INDUSTRIES, INC., a corporation formed under the Laws of the Commonwealth of Kentucky (Seller).

WITNESSETH:

WHEREAS:

(1)                                 Seller owns all of the issued and outstanding capital stock of CBHC, Inc., a corporation incorporated under the Laws of the Commonwealth of Kentucky (Company), which issued and outstanding capital stock consists solely of the Shares;

(2)                                 Purchaser desires to purchase the Shares from Seller, and Seller desires to sell the Shares to Purchaser, upon the terms and subject to the conditions set forth in this Agreement;

(3)                                 Concurrently with the execution and delivery of this Agreement, and as a condition to Seller’s willingness to enter into this Agreement, Imperial Tobacco Group PLC, a public limited company organized under the Laws of England & Wales and indirect parent of Purchaser (Parent), has agreed to fully and unconditionally guarantee the performance by Purchaser of its obligations under this Agreement (the Parent Guarantee), substantially in the form attached as Exhibit A; and

(4)                                 Concurrently with the execution and delivery of this Agreement, and as a condition to Purchaser’s willingness to enter into this Agreement, the ESOP Committee of the Seller ESOP (the ESOP Committee) has entered into an agreement with Purchaser substantially in the form attached as Exhibit B (the Support Agreement) pursuant to which, among other things, the ESOP Committee has agreed to take all lawful actions to cause the ESOP Trustees to vote all unallocated shares of Seller Common Stock held in the Seller ESOP together with all allocated shares of Seller Common Stock with respect to which the ESOP Trustees do not receive direction as to how such should be voted at the Stockholders Meeting in favor of approval of the Transactions.

NOW, THEREFORE, the Parties agree as follows:

1.                                      DEFINITIONS

1.1                               Definitions

(a)                                  The following terms, as used in this Agreement, have the following meanings:

Adjusted 2006 MSA Payment Amount means the actual payments to be made by Company and its Subsidiary pursuant to the MSA for the calendar year 2006, minus Seventeen Million Sixty-Six Thousand Seven Hundred and Fifty-Eight U.S. Dollars (U.S.$17,066,758).

Adjusted Purchase Price means the Purchase Price plus the Stockholders’ Equity Adjustment Amount plus the MSA Adjustment Amount.

Adjustment Amount means (i) the amount by which the Adjusted Purchase Price exceeds the Closing Date Amount, in which case the Adjustment Amount shall be a positive number, or (ii) the amount by which the Closing Date Amount exceeds the Adjusted Purchase Price, in which case the Adjustment Amount shall be a negative number.

Affected Employee means each individual who is employed by Company or its Subsidiary on the Closing Date, including any such individuals on approved leave of absence (including maternity and paternity leave, vacation, sick leave, short-term or long-term disability, military leave, jury duty and death leave).

Affiliate means, with respect to any Person, any other Person (i) directly or indirectly controlling such first Person, (ii) directly or indirectly controlled by such first Person or (iii) under common control with such first Person.

Agreed Accounting Principles means the accounting principles set forth on Exhibit C.

Balance Sheet Date means September 30, 2006.

Business Day means any day except a Saturday, Sunday or any day on which banks are not generally open for business in New York, New York or London, England.

Closing Date means the date of the Closing.

Closing Date Amount means the Purchase Price plus the Estimated Closing Stockholders’ Equity Adjustment Amount plus the Estimated MSA Adjustment Amount.

Closing Stockholders’ Equity means the consolidated stockholders’ equity of Company as of immediately prior to the Effective Time and without giving effect to the Closing.

Closing Stockholders’ Equity Adjustment Amount means the Closing Stockholders’ Equity Adjustment Amount as shown on the Closing Statement.

Code means the United States Internal Revenue Code of 1986, as amended.

Common Stock means the common stock, no par value, of Company.

Consent means any approval, consent, authorization, waiver, notice, filing or exemption to from or with respect to a specified action.

Control means, when used with respect to a specified Person, the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by Contract or otherwise.

Contract means any contract, agreement, indenture, note, bond, loan, instrument, lease, conditional sale contract, purchase or sales order, mortgage, license, franchise, insurance policy, undertaking, commitment or other enforceable arrangement or agreement, whether written or oral.

Disclosure Schedules means the Disclosure Schedules dated the date of this Agreement (as the same may be supplemented or updated pursuant to Section 6.6) prepared by Seller and delivered to Purchaser and appended to, and forming a part of, this Agreement.

Employee Plan means any employment, severance or similar Contract or arrangement (whether or not written) or any plan, policy, fund, program or Contract or arrangement (whether or not written) providing for compensation, bonus, profit-sharing, stock option, or other stock related rights or other forms of incentive or deferred compensation, vacation benefits, insurance coverage (including any self-insured arrangements), health or medical benefits, disability benefits, workers’ compensation, supplemental unemployment benefits, severance benefits and post-employment or retirement benefits

(including compensation, pension, health, medical or life insurance or other benefits) that (i) is entered into, maintained, administered or contributed to, as the case may be, by Company or its Subsidiary and covers any current or former employee, officer or director of Company Subsidiary or (ii) with respect to which Company or its Subsidiary could have any liability. For the avoidance of doubt, the term Employee Plan shall not include the Seller ESOP.

Environmental Laws means any and all Laws relating to the environment (including ambient air, indoor air, water vapor, surface water, groundwater, wetlands, drinking water supply, land surface or subsurface strata and biota), natural resources, human and occupational health and safety or Hazardous Substances.

ERISA means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

ERISA Affiliate of any Person means any other Person that, together with such Person, is, or was at the relevant time, (i) treated as a single employer under Section 414 of the Code or (ii) a member of the same “controlled group” as the first entity pursuant to Section 4001(a)(14) of ERISA.

ESOP Trustees means Ruell Houchens, Noel Hunt and Jimmie Gipson.

Estimated Closing Stockholders’ Equity means an estimate of Closing Stockholders’ Equity as shown on the Estimated Closing Statement.

Estimated Closing Stockholders’ Equity Adjustment Amount means an estimate of the Stockholders’ Equity Adjustment Amount as shown on the Estimated Closing Statement.

Estimated MSA Adjustment Amount means an estimate of the MSA Adjustment Amount as shown on the Estimated Closing Statement.

Final Adjustment Amount means the Adjustment Amount (i) as shown on the Closing Statement delivered pursuant to Section 2.5(a), if no notice of disagreement with respect thereto is duly delivered pursuant to Section 2.5(b), or (ii) if such a notice of disagreement is delivered (A) as agreed by Purchaser and Seller pursuant to Section 2.5(c) or (B) in the absence of such agreement, as shown in the Independent Accountants’ calculation delivered pursuant to Section 2.5(c).

Final Adjusted Purchase Price means the Adjusted Purchase Price (i) as shown on the Closing Statement delivered pursuant to Section 2.5(a), if no notice of disagreement with respect thereto is duly delivered pursuant to Section 2.5(b), or (ii) if such a notice of disagreement is delivered, (A) as agreed by Purchaser and Seller pursuant to Section 2.5(c) or (B) in the absence of such agreement, as shown in the Independent Accountants’ calculation delivered pursuant to Section 2.5(c); provided that in no event shall the Final Adjusted Purchase Price be less than Purchaser’s calculation of Adjusted Purchase Price as shown on the Closing Statement delivered pursuant to Section 2.5(a) or more than Seller’s calculation of the Adjusted Purchase Price delivered pursuant to Section 2.5(b).

Final Determination shall mean (i) any final determination of liability in respect of a Tax that, under applicable Law, is not subject to further appeal, review or modification through proceedings or otherwise (including the expiration of a statute of limitations or a period for the filing of claims for refunds, amended returns or appeals from adverse determinations), including a “determination” as defined in Section 1313(a) of the Code or execution of an Internal Revenue Service Form 870AD or (ii) the payment of Tax by Purchaser, Seller or any of its Affiliates, whichever is responsible for payment of such Tax under applicable Law, with respect to any item disallowed or adjusted by a Taxing Authority, provided that such responsible Party determines that no action should be taken to recoup such payment and the other Party agrees.

GAAP means generally accepted accounting principles in the United States of America consistently applied, as in effect on the date of this Agreement.

Governmental Authority means any court, government or political subdivision or department thereof, any governmental or regulatory body, board, bureau, arbitrator or alternative dispute resolution body, administrative agency or commission, securities exchange or other governmental agency or instrumentality of competent jurisdiction.

Governmental Authorization means any approval, Consent, license, permit, waiver, registration or other authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any applicable Law.

Guarantee means, as to any Person, (i) any obligation, contingent or otherwise, of such person guaranteeing or having the economic effect of guaranteeing any Indebtedness or other obligation payable or performable by another person (the “primary obligor”) in any manner, whether directly or indirectly, and including any obligation of such person, direct or indirect, (A) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation, (B) to purchase or lease property, securities or services for the purpose of assuring the obligee in respect of such Indebtedness or other obligation of the payment or performance of such Indebtedness or other obligation, (C) to maintain working capital, equity capital or any other financial statement condition or liquidity or level of income or cash flow of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other obligation or (D) entered into for the purpose of assuring in any other manner the obligee in respect of such Indebtedness or other obligation of the payment or performance thereof or to protect such obligee against loss in respect thereof (in whole or in part), or (ii) any Lien on any assets of such person securing any Indebtedness or other obligation of any other person, whether or not such Indebtedness or other obligation is assumed by such person. The amount of any Guarantee shall be deemed to be an amount equal to the stated or determinable amount of the related primary obligation, or portion thereof, in respect of which such Guarantee is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof as determined by the guaranteeing person in good faith.

Hazardous Substances means any waste, emission, material or substance (including gases, liquids and solids) that is prohibited, limited or regulated in any way pursuant to any Environmental Law, including asbestos, asbestos-containing materials, radon gas, urea formaldehyde foam insulation, polychlorinated biphenyls, radioactive materials and oil or petroleum products and by-products.

Health Claims means any claims that smoking cigarettes marketed by Company or its Subsidiary is less injurious to human health than smoking other cigarette brands.

HSR Act means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

Indebtedness means all (i) obligations for borrowed money (including reimbursement and all other direct or contingent obligations with respect to surety bonds, letters of credit and bankers’ acceptances, whether or not matured), (ii) obligations evidenced by notes, bonds, debentures or similar instruments or to pay the deferred purchase price of property or services, (iii) indebtedness created or arising under any conditional sale or secured by any Lien on any property or asset owned or held by Company or its Subsidiary, whether or not such indebtedness shall have been assumed by Company or its Subsidiary or is limited in recourse, (iv) obligations under leases that have been or should be, in accordance with

GAAP, recorded as capital leases of Company or its Subsidiary, (v) all interest rate and currency swaps, collars and similar Contracts or hedging devices under which payments are obligated to be made by Company or its Subsidiary and (vi) all Guarantees by Company or its Subsidiary in respect of any of the foregoing; provided, however, that Indebtedness shall not be deemed to include trade payables and expenses incurred in the ordinary course of business consistent with past practice or expenses incurred in connection with the Transactions.

Intellectual Property Right means any trademark, service mark (including any symbols or logos related thereto), trade name (including all associated goodwill), domain names, mask work and other semiconductor chip rights, invention, patent, trade secret, copyright, know-how (including any registrations or applications for registration of any of the foregoing) or any other similar type of proprietary intellectual property right, including moral rights.

knowledge of Seller, Seller’s knowledge or any other similar knowledge qualification in this Agreement means the actual knowledge of any of Jimmie Gipson, Spencer Coates, John Poling, Julie Simmons, Tim Livesay, Gary Ebert, Joe Pierce and Quinten Marquette, together with such other knowledge any of such individuals could reasonably have been expected to have obtained following due inquiry.

Law means any international, foreign, national, federal, state, provincial or local (or other political subdivision) statute, law (including common law), ordinance, Order, rule, regulation or binding requirement of any Governmental Authority.

Lien means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance, title defect, easement, tenancy, right-of-way, license, use restriction, claim, hypothecation, assignment, preemptive right, option, right of first refusal, right of first offer, right of consent, restrictive covenant or other right, title or interest of any third party, in any such case relating to such property or asset.

Material Adverse Effect means a material adverse effect on the business, results of operations or condition (financial or otherwise) of Company and its Subsidiary, taken as a whole, except for any effects, changes, events, circumstances or states of fact to the extent resulting from (i) changes in U.S. or international economic, regulatory or political conditions generally, (ii) acts of terrorism or war (whether or not pending, threatened or declared), (iii) changes in the U.S. tobacco industry generally, including as a result of marketplace actions taken by tobacco industry participants other than Company and its Subsidiary, (iv) acts or omissions of, or circumstances affecting, Purchaser and its Affiliates or (v) the execution and delivery of this Agreement or the announcement of the Transactions, and, in the cases of clauses (i) and (ii), that does not disproportionately adversely affect Company and its Subsidiary relative to other similarly situated businesses.

MSA means the Tobacco Master Settlement Agreement, dated November 28, 1998, as amended, among 46 of the United States, certain territories of the United States and certain tobacco companies.

MSA Adjustment Amount means (i) the amount by which One Hundred Five Million Three Hundred Eighty-Two Thousand U.S. Dollars (U.S.$105,382,000) exceeds one-half of the Adjusted 2006 MSA Payment Amount, in which case the MSA Adjustment Amount shall be a positive number, or (ii) the amount by which one-half of the Adjusted 2006 MSA Payment Amount exceeds One Hundred Five Million Three Hundred Eighty-Two Thousand U.S. Dollars (U.S.$105,382,000), in which case the MSA Adjustment Amount shall be a negative number.

Multiemployer Plan means each employee benefit plan that is a multiemployer plan, as defined in Section 3(37) of ERISA.

Order means any award, decision, injunction, judgment, order, ruling, subpoena or verdict entered, issued, made or rendered by any court, administrative agency or other Governmental Authority or any arbitrator.

Parties means Seller and Purchaser, with each being a Party.

Person means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority.

Post-Closing Tax Period means any Tax period beginning after the Closing Date, and, with respect to a Tax period that begins on or before the Closing Date and ends thereafter, the portion of such Tax period beginning after the Closing Date.

Pre-Closing Tax Period means any Tax period ending on or before the Closing Date, and, with respect to a Tax period that begins on or before the Closing Date and ends thereafter, the portion of such Tax period ending on and including the Closing Date.

Proceedings means any claim, action, arbitration, audit, hearing, investigation, notice of violation, litigation or suit (whether civil, criminal, administrative, investigative or informal) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority or arbitrator.

Qualifying Statutes means the “qualifying statutes” that are enacted by the respective states of the United States and the District of Columbia that are participants in the MSA, which statutes are substantially in the form of the model statute attached to the MSA as Exhibit T, as may be amended from time to time, and all statutes, regulations and rules enacted in connection with such “qualifying statutes”, including such statutes, regulations and rules providing for contraband treatment of cigarettes for non-compliance.

Seller Common Stock means the common stock, no par value, of Seller.

Seller ESOP means the Seller employee stock ownership plan.

Seller Stockholder Approval means the approval of the Transactions by holders of a majority of the outstanding shares of Seller Common Stock.

Share means one share of Common Stock and Shares means all issued and outstanding shares of Common Stock.

Stockholders’ Equity Adjustment Amount means (i) the amount by which the Closing Stockholders’ Equity exceeds the Target Stockholders’ Equity, in which case the Stockholders’ Equity Adjustment Amount shall be a positive number or (ii) the amount by which the Target Stockholders’ Equity exceeds the Closing Stockholders’ Equity, in which case the Stockholders’ Equity Adjustment Amount shall be a negative number.

Straddle Period means any Tax period that begins before and ends after the Closing Date.

Subsidiary of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, 50 percent or more of the equity interests of which) is owned directly or indirectly by such first Person or by another Subsidiary of such first Person.

Target Stockholders’ Equity means Four Hundred Fourteen Million Six Hundred Seventy Thousand U.S. Dollars (U.S.$414,670,000), which amount represents the consolidated stockholders’ equity of Company as of September 30, 2006 plus Thirty Million U.S. Dollars (U.S.$30 million).

Tax means any tax, governmental fee or other like assessment or charge of any kind whatsoever (including, but not limited to, withholding on amounts paid to or by any Person), together with any interest, penalty, addition to tax or additional amount imposed by any Taxing Authority, and including excise, customs and similar duties on tobacco and tobacco products.

Tax Asset means any net operating loss, net capital loss, investment tax credit, foreign tax credit, charitable deduction or any other credit or tax attribute that could be carried forward or back to reduce Taxes (including deductions and credits related to alternative minimum Taxes).

Taxing Authority means any Governmental Authority responsible for the imposition of any Tax.

Title IV Plan means an Employee Plan subject to Title IV of ERISA or Section 412 or 4971 of the Code, other than any Multiemployer Plan.

Tobacco Laws means all Laws related to (i) the development, manufacture, advertising, marketing, distribution or sale of or (ii) warnings regarding, cigarettes and other tobacco products, including the Qualifying Statutes.

Transactions means the purchase and sale of the Shares and the other transactions contemplated by this Agreement.

UCC means the Uniform Commercial Code of the State of New York.

(b)                                 Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Accounts Receivable	4.7
Agreement	Preamble
Alternative Proposal	6.3(a)
Allocation Principles	2.7
Audited Balance Sheet	4.4
Audited Financial Statements	4.4
Claim	11.3(a)
Closing	2.2
Closing Balance Sheet	2.5(a)
Closing Statement	2.5(a)
Company	Recitals
Company Contracts	4.12(a)
Company Intellectual Property Rights	4.10(a)
Company Real Property	4.9(a)
Confidentiality Agreement	6.5(a)
Damages	11.2(a)
DOJ	6.6(b)
Effective Time	2.2
Encumbrances	3.6
ESOP Committee	Recitals
ESOP Materials	6.2
Estimated Closing Statement	2.4

Term	Section
Final Allocation	2.7
FTC	6.6(b)
HSR Filing	6.6(a)
Indemnified Party	11.3(a)
Indemnifying Party	11.3(a)
Independent Accountants	2.5(c)
Initial Allocation	2.7
Interim Balance Sheet	4.4
Interim Financial Statements	4.4
Inventory	4.6
Leased Real Property	4.9(a)
Leases	4.9(c)
Multiple Employer Plan	4.20(g)
Objection Notice	2.7
Other Plans	4.20(a)
Owned Real Property	4.9(a)
Parent	Recitals
Parent Guarantee	Recitals
Permitted Liens	4.8(a)
Potential Contributor	11.5
Prime Rate	2.6(b)
Proposed Allocation	2.7
Purchase Price	2.1
Purchaser	Preamble
Purchaser Welfare Plans	7.3
Records	6.10
Requested Information	6.6(a)
Representatives	6.3(a)
Returns	8.1(a)
Section 338(h)(10) Election	2.8
Seller	Preamble
Seller’s Financial Advisor	3.7
Stockholders Meeting	6.2
Superior Proposal	6.3(b)
Support Agreement	Recitals
Tax Benefit	8.5(c)
Tax Proceeding	8.5(e)
Third Party Claim	11.3(b)
Voting Company Debt	4.3(a)

(c)                                 Except as otherwise provided or if the context requires otherwise, whenever used in this Agreement (i) any noun or pronoun shall be deemed to include the plural and the singular (including as may apply to any definition contained in this Agreement), (ii) the terms “include” and “including” shall be deemed to be followed by the phrase “without limitation” and (iii) the word “or” shall be inclusive and not exclusive.

2.                                      PURCHASE AND SALE

2.1                               Purchase and Sale

Upon the terms and subject to the conditions of this Agreement, at the Closing, Seller shall sell to Purchaser, and Purchaser shall purchase from Seller, the Shares. The purchase price for the Shares shall be One Billion Three Hundred Eighty-Six Million Eight Hundred Forty-Three Thousand U.S. Dollars (U.S.$1,386,843,000) (the Purchase Price). The Purchase Price shall be paid as provided in Section 2.3 and shall be subject to adjustment as provided in Section 2.5.

2.2                               Closing

The closing (the Closing) of the Transactions shall take place at the offices of Allen & Overy LLP, 1221 Avenue of the Americas, New York, New York 10020, as soon as reasonably practicable, but in no event later than five (5) Business Days following the satisfaction (or, to the extent permitted, the waiver) of all conditions precedent to the obligations of the Parties set forth in Article 9 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), or at such other time and date as shall be agreed between Seller and Purchaser. The Closing shall be deemed to be effective as of 11:59 p.m. New York City time on the Closing Date (the Effective Time).

2.3                               Closing Deliveries

At the Closing:

(a)                                 Purchaser shall deliver to Seller the Closing Date Amount in U.S. dollars by wire transfer of immediately available funds to an account of Seller as shall have been designated by Seller to Purchaser not later than five (5) Business Days prior to the Closing (or if not so designated, then by certified or official bank check payable to the order of Seller in such amount) and Seller shall deliver to Purchaser a duly executed receipt for such amount.

(b)                                Purchaser shall deliver to Seller a certificate duly executed on behalf of Purchaser as described in Sections 9.3(a) and 9.3(b).

(c)                                 Seller shall deliver to Purchaser a certificate or certificates for the Shares, duly endorsed in blank for transfer or accompanied by stock powers duly endorsed in blank for transfer, with any required transfer stamps affixed thereto.

(d)                                Seller shall deliver to Purchaser a certificate duly executed on behalf of Seller as described in Sections 9.2(a) and 9.2(b).

(e)                                 Seller shall deliver to Purchaser a certificate duly executed on behalf of Seller as described in Section 9.2(d).

(f)                                   Seller shall deliver to Purchaser the legal opinion as described in Section 9.2(e).

(g)                                Seller shall deliver or cause to be delivered to Purchaser the resignations, effective as of the Effective Time, of Spencer Coates and each director of Company or its Subsidiary.

(h)                                Each Party shall deliver to the other Party such other certificates and documents as such other Party may reasonably request in connection with the Closing.

2.4                               Calculation of Closing Date Amount

At least five (5) Business Days prior to the Closing, Seller shall prepare and deliver to Purchaser a statement (the Estimated Closing Statement) setting forth in reasonable detail (a) an estimated consolidated balance sheet of Company as of immediately prior to the Effective Time and without giving effect to the Closing, which shall include a calculation of the Estimated Stockholders’ Equity and the Estimated Closing Stockholders’ Equity Adjustment Amount, (b) a calculation of the Estimated MSA Adjustment Amount and (c) based on the information described in clauses (a) and (b), a calculation of the Closing Date Amount. The Estimated Closing Statement shall (i) be prepared by Seller in good faith in accordance with the Agreed Accounting Principles with the intention of fairly presenting, in all material respects, the consolidated financial position of Company as of immediately prior to the Effective Time and without giving effect to the Closing or the declaration or payment of the dividend contemplated by Section 6.14, the Estimated MSA Adjustment Amount and the Closing Date Amount and (ii) include line items substantially consistent with those on the Audited Balance Sheet and the other information described in clauses (b) and (c) of this Section 2.4.

2.5                               Closing Balance Sheet

(a)                                  As promptly as practicable, but no later than ninety (90) days after the Closing Date, Purchaser shall cause to be prepared and delivered to Seller a statement (the Closing Statement) setting forth in reasonable detail (i) a consolidated balance sheet of Company as of immediately prior to the Effective Time and without giving effect to the Closing (the Closing Balance Sheet), which shall include a calculation of the Closing Stockholders’ Equity, (ii) a calculation of the MSA Adjustment Amount and (iii) based on the information described in clauses (i) and (ii), a calculation of the Adjusted Purchase Price and the Adjustment Amount. The Closing Statement shall (A) be prepared by Purchaser in good faith in accordance with the Agreed Accounting Principles, (B) fairly present, in all material respects, the consolidated financial position of Company as of immediately prior to the Effective Time and without giving effect to the Closing or the declaration or payment of the dividend contemplated by Section 6.14, the MSA Adjustment Amount and the Adjusted Purchase Price and (C) include line items substantially consistent with those on the Audited Balance Sheet and the other information described in clauses (ii) and (iii) of this Section 2.5(a).

(b)                                 If Seller disagrees with Purchaser’s calculation of the Adjusted Purchase Price and the Adjustment Amount as set forth on the Closing Statement delivered pursuant to Section 2.5(a), Seller may, within thirty (30) days after delivery of the Closing Statement delivered pursuant to Section 2.5(a), deliver a notice to Purchaser stating such disagreement and setting forth Seller’s calculation of the Adjusted Purchase Price and the Adjustment Amount, together with a detailed description of the nature of and basis for each of the disagreements. Seller may dispute items reflected on the Closing Statement only on the basis that such amounts were not determined in conformity with the provisions of this Agreement or the Agreed Accounting Principles or contain arithmetic error. Any such notice of disagreement shall specify those items or amounts as to which Seller disagrees, and Seller shall be deemed to have agreed with all other items and amounts contained in the Closing Statement and the calculation of the Adjusted Purchase Price and the Adjustment Amount delivered pursuant to Section 2.5(a).

(c)                                  If a notice of disagreement shall be duly delivered pursuant to Section 2.5(b), Purchaser and Seller shall, during the fifteen (15) days following such delivery, use their best efforts to reach agreement on the disputed items or amounts in order to determine, as may be required, the Adjusted Purchase Price and the Adjustment Amount; provided that the Adjusted Purchase Price shall not be less than that shown in Purchaser’s calculations delivered pursuant to Section 2.5(a) or more than that shown in Seller’s calculation delivered pursuant to Section 2.5(b). If, during such period, Purchaser and Seller are unable to reach such agreement, they shall promptly thereafter cause Deloitte & Touche LLP or such other independent accountants of internationally recognized standing as Purchaser and Seller may mutually agree (the Independent Accountants), promptly to review this Agreement and the disputed items or amounts for the purpose of calculating the Adjusted Purchase Price and the Adjustment Amount. In making such calculation, the Independent Accountants shall consider only those items or amounts on the Closing Statement delivered pursuant to Section 2.5(a) that have been disputed by Seller pursuant to Section 2.5(b). Such Independent Accountants shall, as promptly as practicable but in any event within thirty (30) days, deliver to Purchaser and Seller a report setting forth such calculation. Such report shall be final and binding upon Purchaser and Seller. The cost of such review and report shall be borne by Purchaser and Seller in proportion to the relative differences between the Adjusted Purchase Price that would have resulted from their respective calculations thereof.

(d)                                 Purchaser and Seller agree that they will, and agree to cause their respective independent accountants and Company and its Subsidiary to, cooperate and assist in the preparation of the Closing Statement and the calculation of the Adjusted Purchase Price and the Adjustment Amount and in the conduct of the reviews referred to in this Section 2.5, including making available during normal business hours, to the extent necessary, books, records, work papers and personnel.

2.6          Adjustment of Purchase Price

(a)                                  Subject to Section 2.6(c), (i) if the Final Adjustment Amount is a positive number, Purchaser shall pay to Seller, as an adjustment to the Purchase Price and in the manner and with interest as provided in Section 2.6(b), such Final Adjustment Amount (provided, however, that in no event shall such amount exceed One Billion U.S. Dollars (U.S.$1,000,000,000)) or (ii) if the Final Adjustment Amount is a negative number, Seller shall pay to Purchaser, as an adjustment to the Purchase Price and in the manner and with interest as provided in Section 2.6(b), the absolute value of such Final Adjustment Amount.

(b)                                 Any payment pursuant to Section 2.6(a) shall be made within five (5) Business Days after the Final Adjustment Amount has been determined (i) if such payment is to be made by Purchaser to Seller to an account of Seller as shall have been designated by Seller to Purchaser not later than two (2) Business Days after the Final Adjustment Amount has been determined (or if not so designated, then by certified or official bank check payable to the order of Seller in such amount) or (ii) if such payment is to be made by Seller to Purchaser to an account of Purchaser as shall have been designated by Purchaser to Seller not later than two (2) Business Days after the Final Adjustment Amount has been determined (or if not so designated, then by certified or official bank check payable to the order of Purchaser in such amount). The amount of any payment to be made pursuant to this Section 2.6 shall bear interest from and including the Closing Date to but excluding the date of payment at a rate per annum equal to the Prime Rate as published in the Wall Street Journal, Eastern Edition (the Prime Rate) in effect from time to time during the period from the Closing Date to the date of payment. Such interest shall be payable at the same time as the payment to which it relates and shall be calculated daily on the basis of a year of 365 days and the actual number of days elapsed.

(c)                                  Notwithstanding the foregoing provisions of this Section 2.6, no adjustment to the Purchase Price pursuant to this Section 2.6 shall be made unless the amount of such adjustment would exceed One Million U.S. Dollars (U.S.$1,000,000), and, if the adjustment would exceed One Million U.S. Dollars (U.S.$1,000,000), then the full amount of the adjustment shall be made.

2.7                               Purchase Price Allocation

In order to meet certain of Seller’s regulatory and Tax filing deadlines, Purchaser shall deliver to Seller within thirty (30) days after Closing an initial proposed allocation of the Purchase Price and other relevant items among the assets of Company and its Subsidiary (the Initial Allocation) in a manner consistent with Section 1060 of the Code and the Treasury regulations thereunder (the Allocation Principles). Seller acknowledges and agrees that the Initial Allocation is an estimate only, which is being prepared for Seller’s benefit, and that the Proposed Allocation may include material differences from such Initial Allocation. Purchaser shall deliver to Seller within ninety (90) days after Closing a proposed allocation of the Purchase Price and other relevant items among the assets of Company and its Subsidiary in a manner consistent with the Allocation Principles (the Proposed Allocation). If Seller does not deliver a written notice to Purchaser within thirty (30) days of receipt of the Proposed Allocation specifying in reasonable detail the nature of any objection it may have to the Proposed Allocation (an Objection Notice), the Proposed Allocation shall be the final allocation of the Purchase Price (the Final Allocation). If Seller does deliver an Objection Notice, Purchaser and Seller shall attempt to resolve any differences identified in the Objection Notice within fifteen (15) days in a manner consistent with the Allocation Principles, and, if they are able to resolve all such differences, the allocation agreed shall be the Final Allocation. If Purchaser and Seller are unable to resolve all such differences, any remaining disagreed items shall be submitted to the Independent Accountants for resolution within fifteen (15) days in a manner consistent with the Allocation Principles. The allocation resulting from the decision of the Independent Accountants shall be the Final Allocation. Any allocation that becomes the Final Allocation pursuant to this Section 2.7 shall be final and binding as between Seller, Purchaser and their Affiliates and none of Seller, Purchaser or any of their Affiliates shall take any position on any Tax Return that is inconsistent with the Final Allocation. The fees and expenses of the Independent Accountants shall be borne by Purchaser and Seller in proportion to the relative differences between their respective calculations of the allocation and the Final Allocation selected by the Independent Accountants.

2.8                               Section 338(h)(10) Election

At the request of Purchaser, Seller shall join with Purchaser in making an election under Section 338(h)(10) of the Code and/or any analogous provision of state, local or non-U.S. Law (each such election, a Section 338(h)(10) Election) with respect to the purchase and sale of the Shares under this Agreement. Seller shall include any income, gain, loss, deduction or other Tax item resulting from a Section 338(h)(10) Election on its Returns to the extent required by applicable Law. Each of Seller and Purchaser agrees to characterize the purchase and sale of Shares for all Tax purposes in a manner consistent with the Section 338(h)(10) Election.

3.                                      REPRESENTATIONS AND WARRANTIES REGARDING SELLER

Seller represents and warrants to Purchaser that, as of the date of this Agreement and as of the Closing Date, and except as set forth in the corresponding Section of the Disclosure Schedules:

3.1                               Organization

Seller is duly incorporated, validly existing and in good standing under the Laws of the Commonwealth of Kentucky, has the requisite power and authority to own, operate and lease its properties and to carry on its business as it is now being conducted. Seller is duly qualified to do business in each jurisdiction in which the nature of its business or the properties owned, operated or leased by it makes such qualification necessary, except where any such failures to be so qualified would not, individually or in the aggregate, materially adversely affect the ability of Seller to perform its obligations under this Agreement.

3.2                               Authority; Execution and Delivery; Enforceability

Seller has all necessary corporate power and authority to enter into this Agreement and, subject to receipt of the Seller Stockholder Approval, to perform its obligations under this Agreement and to complete the Transactions. Other than receipt of the Seller Stockholder Approval, the execution, delivery and performance by Seller of this Agreement and the completion of the Transactions have been duly authorized and all necessary corporate proceedings on the part of Seller have been taken. This Agreement has been duly executed and delivered by Seller, and assuming the due authorization, execution and delivery by each other party, constitutes a legal, valid and binding obligation of Seller, enforceable in accordance with its terms.

3.3                               No Conflicts; Consents

(a)                                  The execution, delivery and performance of this Agreement by Seller do not, and the completion of the Transactions will not, (i) conflict with or violate the articles of incorporation, bylaws or other organizational document of Seller, (ii) conflict with or violate any applicable Law or Order applicable to Seller or (iii) breach or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in any loss of any benefit under, or the creation of a Lien on any of Seller’s assets pursuant to, any Contract or other instrument or obligation to which Seller is a party, except in the case of this clause (iii) as would not, individually or in the aggregate, materially adversely affect the ability of Seller to perform its obligations under this Agreement.

(b)                                 Other than compliance with and any filings required under the HSR Act, the execution, delivery and performance by Seller of this Agreement do not, and the completion of the Transactions will not, require any Governmental Authorization to be obtained by Seller or any filing with any Governmental Authority to be made by Seller.

3.4                               Litigation

There are not any (a) Proceedings pending or, to the knowledge of Seller, threatened against or affecting Seller or any of its Affiliates or (b) investigations by any Governmental Authority that are pending or, to the knowledge of Seller, threatened against or affecting Seller or any of its Affiliates that, in either case, would, individually or in the aggregate, materially adversely affect the ability of Seller to perform its obligations under this Agreement.

3.5                               Compliance with Applicable Law

Seller has complied with and is in compliance with all applicable Laws, except for instances of noncompliance as would not, individually or in the aggregate, materially adversely affect the ability of Seller to perform its obligations under this Agreement.

3.6                               The Shares

Seller owns the Shares free of any “adverse claim” (within the meaning of Section 8-102(1) of the UCC). Without limitation of the foregoing, (a) the Shares are not subject to any Liens, claims, charges, mortgages, security interests, pledges, reversions or other property interests in favor of Persons other than Purchaser and (b) the Shares are not subject to, and Seller is not party to or otherwise bound by, any options, voting proxies, other voting arrangements, arrangements to sell, assign or transfer, preemptive, subscription, call, put or other similar rights relating to the Shares that purport to (i) prohibit Seller from transferring the Shares to Purchaser as contemplated by this Agreement or (ii) affect the Shares or Purchaser after such transfer (such rights described in clauses (a) and (b), Encumbrances).

3.7                               Brokers

Except for Lehman Brothers, Inc. (Seller’s Financial Advisor), no Person has or will have, as a result of the Transactions, any right, interest or valid claim against or upon any party for any commission, fee or other compensation as a finder or broker because of any act or omission by Seller or any of its representatives.

4.                                      REPRESENTATIONS AND WARRANTIES REGARDING COMPANY AND ITS SUBSIDIARY

Seller represents and warrants to Purchaser that, as of the date of this Agreement and as of the Closing Date, and except as set forth in the corresponding Section of the Disclosure Schedules:

4.1                               Organization; Power and Qualification

(a)                                 Each of Company and its Subsidiary has been duly incorporated, is validly existing and is in good standing under the Laws of the Commonwealth of Kentucky and has all corporate power and authority to enable it to own, operate, lease or otherwise hold the properties and assets now owned, operated, leased or otherwise held by it and to carry on its businesses as they have been and are presently conducted. Each of Company and its Subsidiary is duly qualified and in good standing to do business as a foreign corporation in each jurisdiction in which the conduct or nature of its business or the ownership, operation, leasing or holding of its properties makes such licensing or qualification necessary, except such jurisdictions where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. Section 4.1(a) of the Disclosure Schedules lists the jurisdictions in which each of Company and its Subsidiary is so qualified.

(b)                                Company has delivered to Purchaser true and complete copies of the articles of incorporation and bylaws, each as amended to date, of each of Company and its Subsidiary. Section 4.1(b) of the Disclosure Schedules lists the names, addresses and titles of the directors and officers of each of Company and its Subsidiary.

4.2                               No Conflicts; Consents

(a)                                 The execution and delivery by Seller of this Agreement do not and the completion of the Transactions, will not conflict with, or result in any material violation of or material default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to any material loss of a benefit under, or to any material increased, additional, accelerated or guaranteed rights or entitlements of any Person under, or result in the creation of any material Lien or Encumbrance upon any of the properties or assets of Company or its Subsidiary under, any provision of (i) the articles of incorporation or bylaws of Company or its Subsidiary, (ii) any material Contract to which Company or its Subsidiary is a party or by which any of their respective material properties or assets is bound or (iii) any material Order or Law applicable to Company or its Subsidiary or their respective properties or assets.

(b)                                Other than compliance with and any filings required under the HSR Act, no Governmental Authorization is required to be obtained or made and no filing with any Governmental Authority is required, in each case, by or with respect to Company or its Subsidiary in connection with (i) the execution, delivery and performance of this Agreement or the completion of the Transactions or (ii) the ownership by Purchaser of Company following the Closing.

4.3                               Capitalization

(a)                                 The authorized capital stock of Company consists of 1,000 shares of Common Stock, of which 100 shares, constituting the Shares, are issued and outstanding. Except for the Shares, there are no shares of capital stock or other equity securities of Company issued, reserved for issuance, held by Company as treasury stock or outstanding. Section 4.3(a) of the Disclosure Schedules lists, for the Company’s Subsidiary, the amount and classification of its authorized capital stock, the amount and classification of its outstanding capital stock and the record and beneficial owners thereof. The Shares are duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, warrant, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Kentucky Business Corporation Act, the articles of incorporation or bylaws of Company or any Contract to which Company or Seller is a party or otherwise bound. Company has good and valid title to all the outstanding shares of capital stock of its Subsidiary, free and clear of all Encumbrances. All the outstanding shares of capital stock of Company’s Subsidiary have been duly authorized and validly issued and are fully paid and nonassessable. There are not any bonds, debentures, notes or other Indebtedness of Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Shares may vote (Voting Company Debt). Except as set forth above, there are not any options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which Company or its Subsidiary is a party or by which any of them is bound (i) obligating Company or its Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other equity interest in, Company or of its Subsidiary or any Voting Company Debt, (ii) obligating Company or its Subsidiary to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment, Contract, arrangement or undertaking or (iii) that give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of Shares. There are not any outstanding contractual obligations of Company or its Subsidiary to repurchase, redeem or otherwise acquire any shares of capital stock of Company.

(b)                                Except for its interests in its Subsidiary, which is listed in Section 4.3(b) of the Disclosure Schedules, Company does not own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any Person.

4.4                               Financial Statements

Section 4.4 of the Disclosure Schedules contains true, correct and complete copies of (i) an audited consolidated balance sheet of Company, as of the Balance Sheet Date (the Audited Balance Sheet) and the related audited consolidated statements of income and cash flows for the fiscal year ended as of the Balance Sheet Date (collectively with the Audited Balance Sheet, the Audited Financial Statements) and (ii) the unaudited consolidated balance sheet as of December 31, 2006 (the Interim Balance Sheet) and the related unaudited consolidated statements of income and cash flows of Company for the three months ended December 31, 2006 (collectively with the Interim Balance Sheet, the Interim Financial Statements). Each of the Audited Financial Statements and the Interim Financial Statements has been prepared by Company in accordance with GAAP consistently applied and presents fairly, in all material respects, as applicable, the consolidated financial position, results of operations and cash flows of Company as at the dates and for the periods indicated, subject, in the case of the Interim Financial Statements, to normal year-end adjustments and the absence of footnotes.

4.5                               No Undisclosed Liabilities; No Off-Balance Sheet Transactions

(a)                                 To the knowledge of Seller, there are no liabilities or obligations of Company or its Subsidiary of any kind or nature whatsoever (whether known or unknown and whether absolute, accrued, contingent or otherwise), other than (a) liabilities reserved against on the Audited Balance Sheet, (b) liabilities arising under this Agreement, (c) liabilities incurred in the ordinary course of business consistent with past practice since the Balance Sheet Date, other than any uninsured obligation or liability or liability resulting from any Proceeding, or (d) immaterial contractual and other liabilities arising in the ordinary course of business consistent with past practice that are not required by GAAP to be reflected on a consolidated balance sheet.

(b)                                To the knowledge of Seller, neither Company nor its Subsidiary is a party to, or has any commitment to become a party to, any joint venture, partnership or similar contract or arrangement, including any special purpose or limited purpose entity or Person, or any other off-balance sheet arrangement, where the result, purpose or effect is to avoid inclusion of any material liabilities of Company or its Subsidiary on a consolidated balance sheet prepared in accordance with GAAP.

4.6                               Inventory

To the knowledge of Seller, all inventory of Company and its Subsidiary that is reflected on the Interim Balance Sheet or the accounting records of Company and its Subsidiary (the Inventory) consists of raw materials and supplies, manufactured and purchased products, goods in process and finished goods, all of which is merchantable and fit for the purpose for which it was procured or manufactured, and none of which is slow-moving, obsolete, damaged or defective, subject only to such reserves as are set forth on the Interim Balance Sheet.

4.7                               Accounts Receivable

To the knowledge of Seller, (a) all accounts receivable of Company and its Subsidiary that are reflected on the Interim Balance Sheet or the accounting records of Company and its Subsidiary (the Accounts Receivable) represent or will represent valid obligations arising from sales actually made or services actually performed by Company or its Subsidiary, (b) the Accounts Receivable are current and collectible net of the reserves shown on the Interim Balance Sheet or on the accounting records of Company and its Subsidiary (which reserves are adequate and calculated in accordance with GAAP), and (c) subject to such reserves, there is no material contest, claim or right of set-off under any Contract with any obligor of an Account Receivable relating to the amount or validity of such Account Receivable.

4.8                               Assets Other than Real Property Interests

(a)                                  Company and its Subsidiary have good and marketable title to, or valid and sufficient leaseholds in, all material assets (x) necessary or used for the conduct of its business as currently conducted and (y) reflected on the Interim Balance Sheet or thereafter acquired, other than those disposed of since the date of the Interim Balance Sheet in the ordinary course of business consistent with past practice and not in violation of this Agreement, in each case free and clear of all Liens, except:

(i)                                    mechanics’, materialmen’s, carriers’, workmen’s, repairmen’s or other like Liens arising from or incurred in the ordinary course of business consistent with past practice, Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business consistent with past practice and Liens for Taxes that are not due and payable or that may thereafter be paid without penalty;

(ii)                                Liens that secure Indebtedness that is reflected as a liability on the Interim Balance Sheet or Liens the existence of which are referred to in the notes to the Interim Balance Sheet; and

(iii)                             other imperfections of title or Encumbrances, if any, that, individually or in the aggregate, do not materially impair, and would not be expected to materially impair, the continued ownership, use and operation of the assets to which they relate in the conduct of the business of Company and Subsidiary as presently conducted (the Liens described in clauses (i), (ii) and (iii) above, together with the Liens referred to in clauses (i) through (iv) of Section 4.9(a), are referred to collectively as Permitted Liens).

(b)                                 To the knowledge of Seller, (i) the assets reflected in the Financial Statements comprise all assets and services required for the continued conduct by Purchaser of the business of Company and its Subsidiary as now being conducted, (ii) such assets, taken as a whole, constitute all properties and assets relating to or used or held for use in connection with the business of Company and its Subsidiary during the past twelve months (except assets disposed of or replaced by equivalent or superior assets, in each case in the ordinary course of business consistent with past practice), (iii) there are no assets or properties used in the operation of the business of Company and its Subsidiary and owned by any Person other than Company or its Subsidiary that will not be leased or licensed to Purchaser under valid, current leases or license arrangements, (iv) the assets of Company and its Subsidiary are in all material respects adequate for the purposes for which such assets are currently used or are held for use, and are in reasonably good repair and operating condition (subject to normal wear and tear) and (v) there are no facts or conditions affecting such assets that could, individually or in the aggregate, interfere in any material respect with the use, occupancy or operation thereof as currently used, occupied or operated, or their adequacy for such use.

4.9                                 Real Properties

(a)                                  Section 4.9 of the Disclosure Schedules lists all real property and interests in real property owned in fee by Company or its Subsidiary (individually, Owned Real Property). Section 4.9 of the Disclosure Schedules also lists all real property and interests in real property leased by Company or its Subsidiary as a lessee (individually, Leased Real Property). Company or its Subsidiary has marketable fee title to all Owned Real Property and valid title to the leasehold estates in all Leased Real Property (Owned Real Property or Leased Real Property being sometimes referred to, individually, as Company Real Property), in each case free and clear of all Liens, except:

(i)                                    Liens that secure Indebtedness that is reflected on the Interim Balance Sheet;

(ii)                                 leases, subleases and similar agreements relating to Company Real Property disclosed in Section 4.9 of the Disclosure Schedules;

(iii)                             zoning, building and other generally applicable land use restrictions; and

(iv)                             Liens that have been placed by a third party on the fee title of real property constituting Leased Real Property or property over which Company or its Subsidiary has easement rights, and subordination or similar agreements relating thereto.

(b)                                 Seller has made available to Purchaser, in each case to the knowledge of Seller in the possession of Seller, Company or its Subsidiary, (i) a copy of each deed by which Company or its Subsidiary acquired title to or its interest in Owned Real Property, (ii) a copy of all title insurance policies and most recent surveys Company or its Subsidiary has for such Owned Real Property and (iii) a copy of all certificates of occupancy for improvements on such Owned Real Property and a copy of any zoning or land use variance granted with respect to such Owned Real Property.

(c)                                 Seller has made available to Purchaser true and complete copies of all leases and subleases (including all amendments or modifications thereof, all side letters or other instruments affecting the obligations of any party thereunder, and all assignments or subleases relating thereto) of the Leased Real Property under which Company or its Subsidiary is a lessee, sublessee or sublessor (Leases). To the knowledge of Seller, (i) all such Leases are in full force and effect and are enforceable in accordance with their respective terms and the lessee under each Lease is now in possession of the applicable Leased Property and, to the knowledge of Seller, no third party has any possessory rights thereto, (ii) no notices of default under any such Lease have been sent or received by Company or its Subsidiary and neither Company nor its Subsidiary has any knowledge of any fact or circumstance that, with the giving of notice or the expiration of time (or both), would constitute a material default under any such Lease, (iii) there is no pending or, threatened Proceeding that might interfere with the quiet enjoyment by Company or its Subsidiary of any Leased Property, (iv) Company has exercised within the time prescribed in each Lease any option provided therein to extend or renew the term thereof and (v) the Leased Property either is not subject to any Lien that has priority over any Lease, or, if it is subject to any such Lien, the holder of such Lien has entered into a customary nondisturbance agreement in favor of Company or its Subsidiary pursuant to which the Lease is protected against being extinguished or terminated by reason of any foreclosure or other acquisition of title by such holder.

(d)                                To the knowledge of Seller, the Company Real Properties and all buildings, structures, improvements and fixtures located on, under, over or within the Company Real Properties consist of or have sufficient land, parking areas or parking rights, access to public roads and sidewalks and other improvements to permit the continued use of such facilities in the manner and for the purposes to which they are presently devoted.

(e)                                 To the knowledge of Seller, neither Company nor its Subsidiary has received any written notice from any Governmental Authority asserting any material violation or alleged material violation of applicable Laws with respect to any Company Real Property.

(f)                                   To the knowledge of Seller, (i) Company and its Subsidiary hold all material Governmental Authorizations necessary for the current use, occupancy and operation of each Company Real Property, (ii) all such Governmental Authorizations have been validly issued by the appropriate Governmental Authority and are in full force and effect, (iii) the Transactions will not violate or invalidate any such Governmental Authorization, (iv) Company and its Subsidiary have fully complied with any and all conditions and requirements of all such Governmental Authorizations and (v) no default or violation, or matter, fact or circumstance that with the lapse of time or giving of notice, or both, would become a default or violation, has occurred in the due observance of, or compliance with, any such Governmental Authorization.

4.10        Intellectual Property

(a)                                  Section 4.10(a) of the Disclosure Schedules lists all material Intellectual Property Rights owned, filed, used or held for use by or assigned or licensed to Company or its Subsidiary (Company Intellectual Property Rights). With respect to all Company Intellectual Property that is registered or subject to an application for registration, Section 4.10(a) of the Disclosure Schedules lists all jurisdictions in which such Company Intellectual Property is registered or registrations have been applied for and all registration and application numbers. Section 4.10(a) of the Disclosure Schedules further lists any Company Intellectual Property Rights jointly owned with any third party, identifying such joint owner and listing any material agreements relating thereto.

(b)                                 Section 4.10(b) of the Disclosure Schedules lists all material licenses, sublicenses and other Contracts with respect to Company Intellectual Property Rights to which Company or its Subsidiary is a party. To the knowledge of Seller, the licenses listed in Section 4.10(b) of the Disclosure Schedules are in full force and effect, Company and its Subsidiary are not in default under any such license and no Person that is a party to any such license has exercised any termination rights or provided notice with respect to any breach of or violation with respect to such license.

(c)                                 To the knowledge of Seller, (i) all Company Intellectual Property Rights have been duly registered, filed with or issued by the appropriate Governmental Authority where such registration, filing or issuance is necessary or appropriate for the conduct of the business of Company or its Subsidiary as presently conducted and (ii) Company and its Subsidiary have taken all actions necessary to protect and maintain the Company Intellectual Property Rights, including by duly maintaining the filings, registrations and applications for the Company Intellectual Property Rights, which filings, registrations and applications are valid and enforceable in all material respects and have not been cancelled, abandoned or expired.

(d)                                To the knowledge of Seller, (i) Company or its Subsidiary is the sole and exclusive owner of, free and clear of all Liens, or has the right to use pursuant to a written license in full force and effect, and Company and its Subsidiary have the right to use, execute, reproduce, display, perform, modify, enhance, distribute, prepare derivative works of and sublicense, without payment to any other Person, all Company Intellectual Property and the completion of the Transactions will not conflict with, alter or impair any such rights, (ii) no Person is violating, infringing or misappropriating any Intellectual Property owned or used by Company or its Subsidiary, (iii) no Company Intellectual Property Right is subject to any outstanding Order or Contract restricting the use thereof by Company or restricting the licensing thereof by Company or its Subsidiary to any Person and (iv) all Company Intellectual Property Rights are valid and enforceable.

(e)                                 To the knowledge of Seller, (i) the conduct of the businesses of Company and its Subsidiary does not violate, misappropriate, conflict with or infringe upon the Intellectual Property Rights of any other Person, (ii) no material Proceedings are pending or threatened against Company or its Subsidiary by any Person with respect to the ownership, validity, enforceability, effectiveness or use in the business of Company and its Subsidiary of any Intellectual Property, (iii) none of Seller, Company or its Subsidiary has received any written or oral communication alleging that Company or its Subsidiary violated, infringed or misappropriated any rights relating to Intellectual Property Rights of any Person and (iv) no claims with respect to any Company Intellectual Property are currently pending or, to the knowledge of Seller, are threatened by any Person.

(f)                                   To the knowledge of Seller, the Company Intellectual Property Rights are sufficient and adequate to conduct the businesses of Company and its Subsidiary as they are currently conducted in all material respects.

(g)                                To the knowledge of Seller, neither Company nor its Subsidiary is and will as a result of the completion of the Transactions be in violation of any licenses, sublicenses and other Contracts with respect to Intellectual Property Rights.

(h)                                To the knowledge of Seller, Company and its Subsidiary have taken reasonable steps to protect their respective rights in, and the secrecy and confidentiality of, confidential information and trade secrets.

(i)                                    Section 4.10(i) of the Disclosure Schedules lists all material software owned by Company and its Subsidiary.

4.11                        Absence of Certain Changes

Since the Balance Sheet Date, except as contemplated by this Agreement, (a) the businesses of Company and its Subsidiary has been conducted in the ordinary course consistent with past practices, (b) neither

Company nor its Subsidiary has taken any action that, if such had been taken after the date of this Agreement, would have been prohibited by Section 6.1(a), (c) there has not been any damage, destruction or other casualty loss (whether or not covered by insurance) affecting any material asset of Company or its Subsidiary or (d) there has not been any event, occurrence or development (whether described in one or more sections of this Article 4 or otherwise) that, individually or in the aggregate, has had or that could reasonably be expected to have a Material Adverse Effect.

4.12                        Material Contracts

(a)                                  Except as contemplated by this Agreement, to the knowledge of Seller, neither Company nor its Subsidiary is a party to or bound by any:

(i)	employment agreement or employment contract with any officer or director of Company or its Subsidiary that has an annual base salary in excess of U.S.$150,000;

(ii)	collective bargaining agreement or other contract with any labor organization, union or association;

(iii)	covenant not to compete or other covenant restricting the development, manufacture, marketing or distribution of the products and services of Company or its Subsidiary;

(iv)

Contract with (A) Seller or any affiliate of Seller (other than Company or its Subsidiary) or (B) any current or former officer, director or employee of Company or its Subsidiary, Seller or any of its Affiliates;

(v)

lease, sublease or similar Contract with any Person under which Company or its Subsidiary is a lessor or sublessor of, or makes available for use to any Person, (A) any Company Real Property or (B) any portion of any premises otherwise occupied by Company or its Subsidiary;

(vi)

lease, sublease or similar Contract with any Person under which (A) Company or its Subsidiary is lessee of, or holds or uses, any machinery, equipment, vehicle or other tangible personal property owned by any Person other than Company or its Subsidiary or (B) Company or its Subsidiary is a lessor or sub-lessor of, or makes available for use by any Person, any tangible personal property owned or leased by Company or its Subsidiary, in any such case that has an aggregate future liability or receivable, as the case may be, in excess of U.S.$500,000 and is not terminable by Company or its Subsidiary by notice of not more than sixty (60) days for a cost of less than U.S.$100,000;

(vii)

(A) continuing Contract for the future purchase of materials, supplies or equipment (other than purchase contracts and orders for inventory in the ordinary course of business consistent with past practice), (B) management, service, consulting or other similar Contract or (C) advertising agreement or arrangement, in any such case, that has an aggregate future liability to any Person in excess of U.S.$500,000 and is not terminable by Company or its Subsidiary by notice of not more than sixty (60) days for a cost of less than U.S.$100,000;

(viii)

material license, sublicense, option or other agreement relating in whole or in part to Company Intellectual Property (including any license or other agreement under which Company or its Subsidiary is licensee or licensor of any Intellectual Property);

(ix)	Contract with respect to any Indebtedness or any Guarantee;

(x)

Contract under which Company or its Subsidiary has, directly or indirectly, made any advance, loan, extension of credit or capital contribution to, or other investment in, any Person (other than extensions of trade credit in the ordinary course of business consistent with past practice), in any such case, that, individually, is in excess of U.S.$500,000;

(xi)	Contract providing for indemnification of any Person with respect to liabilities relating to any current or former business of Company or its Subsidiary or any predecessor thereto;

(xii)	Contract not made in the ordinary course of business consistent with past practice;

(xiii)

Contract (including a purchase order) involving payment by Company or its Subsidiary of more than U.S.$750,000 or extending for a term more than one hundred eighty (180) days from the date of this Agreement (unless terminable without payment or penalty upon no more than sixty (60) days’ notice), other than purchase orders entered into in the ordinary course of business consistent with past practice after the date of this Agreement and not in violation of this Agreement;

(xiv)

Contract (including a sales order), involving the obligation of Company or its Subsidiary to deliver products or services for payment of more than U.S.$750,000 or extending for a term more than one hundred eighty (180) days from the date of this Agreement (unless terminable without payment or penalty upon no more than sixty (60) days’ notice), other than sales orders entered into in the ordinary course of business consistent with past practice after the date of this Agreement and not in violation of this Agreement;

(xv)

Contract for the sale of any asset of Company or its Subsidiary (other than inventory sales in the ordinary course of business consistent with past practice) or the grant of any preferential rights to purchase any such asset or requiring the consent of any party to the transfer thereof, other than any such Contract entered into in the ordinary course of business consistent with past practice after the date of this Agreement and not in violation of this Agreement;

(xvi)	Contract with by or from any Governmental Authority;

(xvii)	currency exchange, interest rate exchange, commodity exchange, derivative or similar Contract;

(xviii)	Contract for any joint venture, partnership or similar arrangement;

(xix)

Contract providing for the services of any dealer, distributor, sales representative, franchisee or similar representative involving the payment or receipt over the life of such Contract in excess of U.S.$250,000 by Company or its Subsidiary;

(xx)

Contract providing for the provision of advertising services (other than printing expenses in connection with printing or manufacture of point-of-sale advertising materials) and involving the payment or receipt over the life of such Contract in excess of U.S.$50,000 by Company or its Subsidiary; or

(xxi)

Contract other than as set forth above to which Company or a Subsidiary is a party or by which it or any of its assets or businesses is bound or subject that is material to the business of Company and its Subsidiary or the use or operation of their assets

Section 4.12(a) of the Disclosure Schedules lists each Contract required to be set forth thereon (the Company Contracts), including the parties thereto.

(b)                                To the knowledge of Seller, (i) all Company Contracts are valid, binding and in full force and effect and are enforceable by Company or its Subsidiary in accordance with their terms, (ii) no Company Contract contains any “change of control” or similar provision that would be triggered by the completion of the Transactions, (iii) Company and its Subsidiary have performed in all material respects all obligations required to be performed by them to date under Company Contracts, and are not (with or without the lapse of time or the giving of notice, or both) in breach or default in any material respect thereunder and no other party to any Company Contract is (with or without the lapse of time or the giving of notice, or both) in breach or default in any material respect thereunder and (iv) neither Company nor its Subsidiary has received any notice of the intention of any party to terminate any Company Contract or to accelerate or modify in a manner materially adverse to Company or its Subsidiary any of Company’s or its Subsidiary’s obligations or rights under any Company Contract. Complete and correct copies of all Company Contracts, together with all modifications and amendments thereto, have been made available to Purchaser.

4.13                        Litigation

Section 4.13 of the Disclosure Schedule lists each material pending or, to the knowledge of Seller, threatened Proceeding, or claim with respect to which Company or its Subsidiary has been contacted in writing by counsel for the plaintiff or claimant, against or affecting Company or its Subsidiary or any of their assets, properties, operations or businesses. Neither Company nor its Subsidiary is a party or subject to or in default in any material respect under any Order. There is not any material Proceeding or claim by Company or its Subsidiary pending, or that Company or its Subsidiary intends to initiate, against any other Person. To the knowledge of Seller, there are no facts, circumstances or conditions that could reasonably be expected to form the basis of a Proceeding or claim against or affecting Company or its Subsidiary or any of their assets, properties, operations or businesses that could reasonably be expected to have a Material Adverse Effect.

4.14                        Compliance with Laws and Orders; Governmental Authorizations

(a)                                 Company and its Subsidiary are and have been in full compliance in all material respects with all applicable Laws relating to the conduct or operation of their respective business or the ownership or use of any of their respective assets. To the knowledge of Seller, no event has occurred or circumstance exists that (with or without notice or lapse of time or both) (i) would constitute or result in a material violation by Company or its Subsidiary of, or a failure on the part of Company or its Subsidiary to comply in any material respect with, any applicable Law, (ii) may give rise to any obligation on the part of Company or its Subsidiary to undertake, or to bear all or any portion of the cost of, any material remedial action of any nature and (iii) neither Company nor its Subsidiary has received any notice or other communication (whether oral or written) from any Governmental Authority or any other Person regarding (A) any actual, alleged, possible, or potential material violation of, or failure to comply in any material respect with, any applicable Law, or (B) any actual, alleged, possible, or potential obligation on the part of Company or its Subsidiary to undertake, or to bear all or any portion of the cost of, any material remedial action of any nature.

(b)                                Section 4.14(b) of the Disclosure Schedules lists each material Governmental Authorization that is held by Company or its Subsidiary or that otherwise relates to the business of, or to any of the assets owned or used by, Company or its Subsidiary. Each Governmental Authorization listed or required to be listed in Section 4.14(b) of the Disclosure Schedules is valid and in full force and effect.

(c)                                 Each of Company and its Subsidiary is and has been, in full compliance in all material respects with all of the terms and requirements of each Governmental Authorization identified or required to be identified in Section 4.14(b) of the Disclosure Schedules. To the knowledge of Seller, no event has occurred or circumstance exists that may (with or without notice or lapse of time or both) (i) constitute or result directly or indirectly in a material violation of or a failure to comply in any material respect with any term or requirement of any Governmental Authorization listed or required to be listed in Section 4.14(b) of the Disclosure Schedules, or (ii) result directly or indirectly in the revocation, withdrawal, suspension, cancellation, or termination of, or any modification to, any Governmental Authorization listed or required to be listed in Section 4.14(b) of the Disclosure Schedules. Neither Company nor its Subsidiary has received any notice or other communication (whether oral or written) from any Governmental Authority or any other Person regarding (A) any actual, alleged, possible, or potential material violation of or failure to comply in any material respect with any term or requirement of any Governmental Authorization or (B) any actual, proposed, possible, or potential revocation, withdrawal, suspension, cancellation, termination of, or modification to any Governmental Authorization listed or required to be listed in Section 4.14(b) of the Disclosure Schedules. All applications required to have been filed for the renewal of the Governmental Authorizations listed or required to be listed in Section 4.14(b) of the Disclosure Schedules have been duly filed on a timely basis with the appropriate Governmental Authorities, and all other filings required to have been made with respect to such Governmental Authorizations have been duly made on a timely basis with the appropriate Governmental Authorities.

(d)                                To the knowledge of Seller, the Governmental Authorizations listed in Section 4.14(b) of the Disclosure Schedules collectively constitute all of the Governmental Authorizations necessary to permit Company and its Subsidiary to lawfully conduct and operate their respective businesses in all material respects in the manner they currently conduct and operate such businesses and to permit Company and its Subsidiary to own and use their respective assets in all material respects in the manner in which they currently own and use such assets.

4.15                        Insurance Policies

Section 4.15 of the Disclosure Schedule lists, to the knowledge of Seller, the insurance policies maintained with respect to Company and its Subsidiary and their respective assets and properties. All such policies are in full force and effect, all premiums due and payable thereon have been paid, and no notice of cancellation or termination has been received with respect to any such policy that has not been replaced on substantially similar terms prior to the date of such cancellation or termination.

4.16                        Customers and Suppliers

Section 4.16 of the Disclosure Schedules lists, to the knowledge of Seller, (a) the ten (10) largest customers of Company and its Subsidiary, taken as a whole, and the aggregate amount of revenues received by Company and its Subsidiary from such customers and (b) the ten (10) largest suppliers of Company and its Subsidiary, taken as a whole, and the aggregate amount paid by Company and its Subsidiary to such suppliers, in each case, during the two (2) most recent fiscal years. To the knowledge of Seller, (i) no customer or supplier that is not listed on Section 4.16 of the Disclosure Schedules accounted for in excess of three percent (3%) of the revenues or purchases of Company and its Subsidiary, taken as a whole, in the two (2) most recent fiscal years and (ii) no customer or supplier listed in Section 4.16 of the Disclosure Schedules has cancelled or otherwise terminated its relationship with Company or its Subsidiary or materially decreased or limited it purchases from or sales to Company or its Subsidiary.

4.17                        Tobacco Matters

(a)                                 To the knowledge of Seller, (i) the Governmental Authorizations listed in Section 4.17 of the Disclosure Schedules constitute all Governmental Authorizations that are required under any Tobacco Laws necessary to permit Company and its Subsidiary to conduct their respective businesses, as currently conducted in all material respects and (ii) the Governmental Authorizations listed in Section 4.17 of the Disclosure Schedules are in full force and effect in all material respects.

(b)                                To the knowledge of Seller, (i) no written notices of any violation or alleged violation of any Tobacco Law relating to the operations or properties of Company or its Subsidiary have been received by Company or its Subsidiary, (ii) Company and its Subsidiary are in compliance with all Tobacco Laws, (iii) there are no Orders outstanding, or any material Proceedings or investigations pending or threatened, against Company or its Subsidiary and (iv) there are no disputes involving Company or its Subsidiary, relating to compliance with any Tobacco Laws.

(c)                                 To the knowledge of Seller, there is no pending or threatened Proceeding or claim with respect to which Company or its Subsidiary has been contacted in writing by counsel for the plaintiff or claimant, against or affecting Company or its Subsidiary or any of their assets, properties, operations or businesses that relates to the alleged health effects of tobacco products or the reimbursement of costs of health care for such alleged effects.

(d)                                To the knowledge of Seller, neither Company nor its Subsidiary has (i) made any written Health Claims in or on any packaging, label, marketing or promotional materials used or held for use by Company or its Subsidiary in marketing cigarettes, (ii) made any public statement that would reasonably be considered to materially adversely affect its position in any pending Proceeding that relates to the alleged health effects of tobacco products, (iii) conducted any research and development activities into the alleged health effects of tobacco products, (iv) ever belonged to the Tobacco Institute, Inc., the Council for Tobacco Research-U.S.A. or the Center for Indoor Air Research, Inc.) or (v) publicly advertised its products (other than at the point-of-sale, in wholesale trade journals and in company signage).

(e)                                 To the knowledge of Seller, the products designed, manufactured, distributed, marketed or sold by Company and its Subsidiary, the components thereof (including additives) and the manner of their production, distribution, supply, marketing, advertising and sale comply with all Tobacco Laws and the MSA.

(f)                                   There has not been any product recall conducted with respect to any product designed, manufactured or sold by Company or its Subsidiary.

4.18                        Employees

Section 4.18 of the Disclosure Schedules lists, to the knowledge of Seller, the names of all current directors, officers and employees (with base compensation in excess of U.S.$150,000 in 2006) of Company and its Subsidiary, as well as the following information for each such officer or employee: name; date of hire; job title; and salary, bonus, commission, equity compensation, profit sharing and any other remuneration paid or awarded in 2006.

4.19                        Labor Relations; Compliance

Neither Company nor its Subsidiary is a party to any collective bargaining or other labor Contract. To the knowledge of Seller, (a) no labor organization or group of employees of Company or its Subsidiary has made any demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority, (b) there are no organizing activities, strikes, work stoppages, slowdowns, lockouts, arbitrations or grievances, or other labor disputes pending or threatened against or involving Company or its Subsidiary and (c) Company and its Subsidiary are in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment, wages and hours and occupational safety and health.

4.20                        Employee Benefit Plans

(a)                                 Section 4.20(a) of the Disclosure Schedules lists each material Employee Plan and each other employee benefit plan within the meaning of Section 3(3) of ERISA in which employees of Company and its Subsidiary participate (each, an Other Plan). Seller has delivered to Purchaser true, correct and complete copies of each Employee Plan and each Other Plan (and, if applicable, related trust agreements), current summary plan descriptions (if any), any modifications or amendments thereto, together with the most recent annual report (Form 5500 including, if applicable, Schedule B thereto) and the most recent actuarial valuation report prepared in connection with any Employee Plan or Other Plan. Each Employee Plan is sponsored and maintained solely by Company or its Subsidiary. Section 4.20(a) of the Disclosure Schedules identifies each Employee Plan and each Other Plan that is (i) maintained in connection with any trust described in Section 501(c)(9) of the Code or (ii) intended to be qualified under Section 401(a) of the Code.

(b)                                To the knowledge of Seller, neither Company, its Subsidiary nor any ERISA Affiliate of Company nor any predecessor thereof sponsors, maintains or contributes to, or has in the past sponsored, maintained or contributed to, or has any current or contingent liabilities under any plan subject to Title IV of ERISA.

(c)                                 To the knowledge of Seller, neither Company, its Subsidiary nor any ERISA Affiliate of Company has (i) engaged in, or is a successor or parent corporation to any entity that has engaged in, a transaction described in Section 4069, 4204 or 4212(c) of ERISA that could become a liability of Company, its Subsidiary or Purchaser or any of their respective ERISA Affiliates.

(d)                                To the knowledge of Seller, each Employee Plan that is intended to be a tax-qualified plan has been the subject of a favorable notification letter from the Internal Revenue Service on which such Employee Plan may rely that such Employee Plan and related trust is qualified and exempt from federal income Taxes under Sections 401(a) and 501(a), respectively, of the Code; no such notification letter has been revoked, and revocation has not been threatened; no event has occurred and no circumstances exist that would adversely affect the tax-qualification of such Employee Plan; and such Employee Plan has not been amended since the effective date of its most recent notification letter in any respect that might adversely affect its qualification, materially increase its cost or require security under Section 307 of ERISA. Company has delivered to Purchaser a copy of the most recent notification letter received with respect to each Employee Plan for which such a letter has been issued, as well as a copy of any pending application for a determination letter. Company also has provided to Purchaser a list of all Employee Plan amendments as to which a favorable determination letter has not yet been received.

(e)                                 No employee or former employee of Company or its Subsidiary will become entitled to any bonus, retirement, severance, job security or similar benefit or enhanced or accelerated such benefit as a result of the Transactions.

(f)                                   To the knowledge of Seller, there is no Contract, plan or arrangement, written or otherwise, covering any employee or former employee of Company or its Subsidiary that, individually or collectively, as a result of the Transactions, could give rise to the payment of any amount that would not be deductible by Company or its Subsidiary under Section 280G of the Code.

(g)                                None of the Employee Plans is (i) a plan that has two (2) or more contributing sponsors at least two (2) of which are not under common control, within the meaning of Section 4063 of ERISA (a Multiple Employer Plan) or (ii) a Multiemployer Plan. To the knowledge of Seller, neither Company, its

Subsidiary nor any ERISA Affiliate of Company has at any time during the last six years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan.

(h)                                To the knowledge of Seller, neither Company nor its Subsidiary has any current or projected liability in respect of postretirement health or life insurance benefits for retired, former or current employees of Company or its Subsidiary, except as required to avoid excise tax under Section 4980B of the Code.

(i)                                    To the knowledge of Seller, neither Company, its Subsidiary nor any other Person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA) that could subject any of the Employee Plans or their related trusts, Company, its Subsidiary or any Person that Company or its Subsidiary has an obligation to indemnify, to any material tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(j)                                    To the knowledge of Seller, there are no pending or threatened Proceedings or claims (other than routine claims in the ordinary course of the Employee Plan) that have been asserted or instituted, and, to the knowledge of Seller, no set of circumstances exists that could reasonably be expected to give rise to a material Proceeding or claim, against any Employee Plan, any fiduciaries thereof with respect to their duties to any such Employee Plan or the assets of any of the trusts under any of such plans that could result in any liability of Company or its Subsidiary to the Pension Benefit Guaranty Corporation, the Department of Treasury, the Department of Labor, any Employee Plan, any participant in any Employee Plan or any other party.

(k)                                 To the knowledge of Seller, each Employee Plan that is a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) has been operated and administered in good faith compliance with Section 409A since January 1, 2005 and has not been modified since October 2, 2004. Any amounts paid or payable pursuant to each Employee Plan that is a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) is not, or would not be, prior to payment to a service provider (within the meaning of IRS Notice 2005-1) of such amounts, includible in the gross income of a service recipient (within the meaning of IRS Notice 2005-1) and will not be subject to material interest or the additional tax imposed by Section 409A(a)(1)(B) of the Code. To the knowledge of Seller, all bonus, incentive, profit sharing or other payments paid by Company and its Subsidiary are paid within 2-1/2 months after the end of the taxable year in which the relevant services required for the payment were performed and will not be considered a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code).

(l)                                    To the knowledge of Seller, except as would not be material to Company and its Subsidiary taken as a whole, each individual who renders services to Company or its Subsidiary who is classified by Company and its Subsidiary as having the status of an independent contractor or other non-employee status for any purpose (including for purposes of taxation and tax reporting and under Employee Plans) is properly so characterized.

4.21                        Environmental Matters

(a)                                 To the knowledge of Seller, Company, its Subsidiary and the Company Real Properties are and have been operated in compliance in all material respects with all applicable Environmental Laws.

(b)                                To the knowledge of Seller, Company and its Subsidiary possess all material Governmental Authorizations required for their respective business, operations and the Company Real Properties pursuant to applicable Environmental Laws, and Company, its Subsidiary and their respective business, operations and the Company Real Properties are and have been operated in compliance in all material respects with all such Governmental Authorizations.

(c)                                 To the knowledge of Seller, there are no pending or threatened, Proceedings against or affecting Company, its Subsidiary or any of the Company Real Properties that allege a violation of, or liability or obligation under, any Environmental Law.

(d)                                To the knowledge of Seller, none of Company, its Subsidiary and the Company Real Properties are subject or party to any Orders, or any agreements with any Person, imposed under or otherwise relating to Environmental Laws, and neither Company nor its Subsidiary is conducting any investigation or remediation activities, or required to conduct any such activities, at any location in connection with any actual or suspected noncompliance with Environmental Laws or presence of any Hazardous Substances.

(e)                                 To the knowledge of Seller, there are no Hazardous Substances present at any of the Company Real Properties that could reasonably be expected to require investigation, cleanup or other remediation activities, and, to the knowledge of Seller, there are no Hazardous Substances present at any other location in connection with or as the result of activities of or relating to Company or its Subsidiary or any of their respective predecessors or any Company Real Properties that could reasonably be expected to subject Company or its Subsidiary to any liability.

(f)                                   To the knowledge of Seller, neither Company nor its Subsidiary has assumed or retained any liabilities or obligations under Environmental Laws in connection with any formerly owned or operated properties, any prior businesses or operations, or any closed, sold or acquired businesses or operations.

(g)                                Seller has delivered to Purchaser true and correct copies of all written environmental audits, reports, surveys or evaluations in Company’s, its Subsidiary’s or Seller’s possession relating to the Company Real Properties.

(h)                                To the knowledge of Seller, none of the Company Real Properties are subject to any Lien in favor of any Governmental Authority or other Person for any liability or obligation imposed under or in connection with any Environmental Law, including any Lien in connection with any actual or suspected presence of Hazardous Substances or the restoration, reclamation or preservation of the environment or natural resources.

(i)                                    To the knowledge of Seller, neither Company nor its Subsidiary has manufactured, sold, distributed, or otherwise used asbestos or asbestos-containing materials in any products or operations at any location.

(j)                                    To the knowledge of Seller, there are no facts, circumstances or conditions that could reasonably be expected to form the basis of a Proceeding under Environmental Laws in connection with Company, its Subsidiary or their respective predecessors, any Company Real Property or any properties formerly owned or operated by Company, its Subsidiary or their respective predecessors, or its predecessors that could reasonably be expected to have a Material Adverse Effect.

4.22                        Brokers

Except for Seller’s Financial Advisor, the fees of which will be paid by Seller, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Seller, Company or its Subsidiary and that might be entitled to any fee or commission in connection with the Transactions.

4.23                        Certain Payments

To the knowledge of Seller, neither Company, its Subsidiary nor any director, officer, employee or agent of Company or its Subsidiary, nor any Person associated with or acting for on or behalf of Company or its Subsidiary, has, directly or indirectly, (a) made any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to any Person, public or private, regardless of form, whether in money, property or services to (i) obtain favorable treatment in securing business, (ii) to pay for favorable treatment of business secured, (iii) to obtain special concessions of for special concessions already obtained or (iv) in violation of any Law or (b) established or maintained any fund or asset that have not been recorded in the books and records of Company or its Subsidiary.

4.24                        Books and Records

The books of account, minute books, stock record books and other records of Company and its Subsidiary, all of which have been made available to Purchaser, are to the knowledge of Seller, true, correct and complete in all material respects, and have been maintained in accordance with sound business practices. All such books and records are in the possession of Company or its Subsidiary.

4.25                        Related Party Transactions

No Contract between Company or its Subsidiary, on the one hand, and Seller or any of its Affiliates, on the other hand, shall continue to be in effect after the Closing.

4.26                        Disclosure

The representations and warranties contained in this Article 4 do not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements contained in this Article 4 not misleading.

5.                                      REPRESENTATIONS AND WARRANTIES REGARDING PURCHASER

Purchaser represents and warrants to Seller that, as of the date of this Agreement and as of the Closing Date:

5.1                               Organization

Purchaser is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware, has the requisite power and authority to own, operate and lease its properties and to carry on its business as it is now being conducted. Purchaser is duly qualified to do business in each jurisdiction in which the nature of its business or the properties owned, operated or leased by it makes such qualification necessary, except where any such failures to be so qualified would not, individually or in the aggregate, materially adversely affect the ability of Purchaser to perform its obligations under this Agreement.

5.2                               Authority; Execution and Delivery; Enforceability

Purchaser has all necessary corporate power and authority to enter into this Agreement and to perform its obligations under this Agreement and to complete the Transactions. The execution, delivery and performance by Purchaser of this Agreement and the completion of the Transactions have been duly authorized and all necessary corporate proceedings on the part of Purchaser have been taken. This Agreement has been duly executed and delivered by Purchaser, and assuming the due authorization, execution and delivery by each other party, constitutes a legal, valid and binding obligation of Purchaser, enforceable in accordance with its terms.

5.3                               No Conflicts; Consents

(a)                                 The execution, delivery and performance of this Agreement by Purchaser do not, and the completion of the Transactions will not, (i) conflict with or violate the certificate of incorporation, bylaws or other organizational document of Purchaser, (ii) conflict with or violate any applicable Law or Order applicable to Purchaser or (iii) breach or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in any loss of any benefit under, or the creation of a Lien on any of Purchaser’s assets pursuant to, any Contract or other instrument or obligation to which Purchaser is a party, except in the case of this clause (iii) as would not materially adversely affect the ability of Purchaser to perform its obligations under this Agreement.

(b)                                Other than compliance with and any filings required under the HSR Act, the execution, delivery and performance by Purchaser of this Agreement do not, and the completion of the Transactions will not, require any Governmental Authorization to be obtained by Purchaser or any filing with any Governmental Authority to be made by Purchaser.

5.4                               Litigation

There are not any (a) Proceedings pending or, to the knowledge of Purchaser, threatened against or affecting Purchaser or any of its Affiliates or (b) investigations by any Governmental Authority that are pending or, to the knowledge of Purchaser, threatened against or affecting Purchaser or any of its Affiliates that, in either case, would, individually or in the aggregate, materially adversely affect the ability of Purchaser to perform its obligations under this Agreement.

5.5                               Compliance with Applicable Law

Purchaser has complied with and is compliance with all applicable Laws, except for instances of non-compliance as would not, individually or in the aggregate, materially adversely affect the ability of Purchaser to perform its obligations under this Agreement.

5.6                               Availability of Funds

Purchaser will have as of the Closing sufficient cash available or borrowing facilities that together are sufficient to enable it to complete the Transactions.

5.7                               Purchase for Investment

Purchaser is purchasing the Shares for investment for its own account and not with a view to, or for sale in connection with, any distribution thereof.

5.8                               Brokers

Except for Citigroup, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Purchaser or its Affiliates and that might be entitled to any fee or commission in connection with the Transactions.

6.                                      ADDITIONAL AGREEMENTS

6.1                               Covenants Relating to Conduct of Business

(a)                                  Except for matters set forth in Section 6.1(a) of the Disclosure Schedules or otherwise expressly permitted by the terms of this Agreement, from the date of this Agreement to the Closing, Seller shall cause the businesses of Company and its Subsidiary to be conducted in the usual, regular and ordinary course in substantially the same manner as previously conducted and, to the extent consistent therewith, use reasonable best efforts to keep intact their respective businesses, keep available the services of their current employees and preserve their relationships with customers, suppliers, licensors, licensees, distributors and others with whom they deal to the end that their respective businesses shall be unimpaired at the Closing; provided that Seller shall not be obligated to, directly or indirectly, provide any funds to Company or its Subsidiary. Seller shall not, and shall not permit Company or its Subsidiary to, take any action that would, or that could reasonably be expected to, result in any of the conditions set forth in Article 9 not being satisfied. In addition (and without limiting the generality of the foregoing), except as set forth in Section 6.1(a) of the Disclosure Schedules or otherwise expressly permitted or required by the terms of this Agreement, Seller shall not permit Company or its Subsidiary to:

(i)	amend its articles of incorporation or bylaws;

(ii)

redeem or otherwise acquire any shares of its capital stock or issue any capital stock or any option, warrant or right relating thereto or any securities convertible into or exchangeable for any shares of capital stock;

(iii)

adopt or amend in any material respect any Employee Plan (or any plan that would be an Employee Plan if adopted) or enter into, adopt, extend (beyond the Closing Date), renew or amend any collective bargaining agreement or other Contract with any labor organization, union or association, except in each case as required by applicable Law after providing written notice to Purchaser;

(iv)

grant to any director, executive officer or employee any increase in compensation or benefits, except (A) as may be required under existing agreements, (B) for any increases for which Seller shall be solely obligated and (C) for increases to employees (other than officers) in the ordinary course of business consistent with past practice;

(v)	hire, or terminate the employment of, any employees except in the ordinary course of business consistent with past practice;

(vi)

incur or assume any liabilities, obligations or Indebtedness or Guarantee any such liabilities, obligations or Indebtedness, other than in the ordinary course of business consistent with past practice;

(vii)	other than in the ordinary course of business consistent with past practice, permit, allow or suffer any of its assets to become subjected to any Lien or Encumbrance of any nature whatsoever;

(viii)	cancel any material Indebtedness (individually or in the aggregate) or waive any claims or rights of substantial value;

(ix)	pay, loan or advance any amount to, or sell, transfer or lease any of its assets to, or enter into any agreement or arrangement with, Seller or any of its Affiliates, except for (A) transactions among

Company and its Subsidiary, (B) dividends and distributions permitted under clause (ii) above and (C) intercompany transactions in the ordinary course of business consistent with past practice;

(x)

settle or compromise (A) any pending or threatened Proceeding or claim related to alleged health effects from use of tobacco products or the regulation of the production, sale or distribution of tobacco products or (B) any other pending or threatened Proceeding or claim (1) in which the amount involved is greater than U.S.$250,000, (2) that is material to Company and its Subsidiary or (3) that relates to the Transactions;

(xi)	make any change in any method of accounting or accounting practice or policy other than those required by GAAP;

(xii)

make, change or rescind any material Tax election not required by Law, file any amended Tax Return not required by Law, enter into any closing agreement relating to Taxes, waive or extend the statute of limitations in respect of Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business), or settle or compromise any material Tax liability other than in the ordinary course of business consistent with past practice, or surrender any right or claim for a Tax refund;

(xiii)

acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire any assets (other than inventory) that are material;

(xiv)

make or incur any capital expenditure that is not currently approved in writing or budgeted and that, individually, is in excess of U.S.$500,000 or make or incur any such expenditures that, in the aggregate, are in excess of U.S.$1,000,000;

(xv)	sell, lease, license or otherwise dispose of any of its material assets, except inventory and obsolete or excess equipment sold in the ordinary course of business consistent with past practice;

(xvi)	enter into any lease of real property, except any renewals of existing property in the ordinary course of business consistent with past practice;

(xvii)

modify, amend, terminate, renew or permit the lapse of any lease of, or reciprocal easement agreement, operating agreement or other material agreement relating to, Owned Real Property or Leased Real Property (except modifications or amendments associated with renewals of existing leases); or

(xviii)	authorize any of, or commit or agree, whether in writing or otherwise, to take or to do any of the foregoing actions.

(b)                                 Seller shall promptly advise Purchaser in writing of the occurrence of any matter or event that has had or could reasonably be expected to have a Material Adverse Effect.

(c)                                  In connection with the continuing operation of the businesses of Company and its Subsidiary between the date of this Agreement and the Closing, Seller shall use its reasonable best efforts to consult in good faith on a regular and frequent basis with the representatives of Purchaser to report all material operational developments and the general status of ongoing operations pursuant to procedures requested by Purchaser or such representatives. Seller acknowledges that any such consultation shall not constitute a waiver by Purchaser of any rights it may have under this Agreement and that Purchaser shall not have any liability or responsibility for any actions of Seller or any of its officers or directors with respect to matters that are the subject of such consultations.

(d)                                 Seller shall keep, or cause to be kept, in full force and effect through the close of business on the Closing Date, all insurance policies listed in Section 4.15 of the Disclosure Schedules. As of the Closing, Seller shall assign to Purchaser any and all assignable rights that Seller may have under such insurance policies covering claims relating to the period on or prior to the Closing Date.

6.2                               Stockholders Meeting; Voting of Seller Common Stock in Seller ESOP

As soon as reasonably practicable following the date of this Agreement, but in no event later than March 2, 2007, Seller, acting through its Board of Directors, shall (a) duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the Seller Stockholder Approval (the Stockholders Meeting), (b) provide the participants in the Seller ESOP with such information and materials (the ESOP Materials) as may be required in connection with the Stockholders Meeting by the terms and provisions of the Seller ESOP and by ERISA and all applicable Laws and (c) (i) include in the notice of such Stockholders Meeting and the ESOP Materials the recommendation of the Board of Directors of Seller that the stockholders of Seller vote in favor of and that each participant in the Seller ESOP direct the ESOP Trustees to vote all shares of Seller Common Stock allocated to such participant in favor of approval of the Transactions {provided that the Board of Directors of Seller may fail to make or may withdraw, modify or change such recommendation if it shall have determined in good faith, after consultation with outside and inside counsel to Seller and Seller’s Financial Advisor, that such action is required in order for the Board of Directors of Seller to comply with its fiduciary duties under applicable Law) and (ii) take all lawful actions to solicit and obtain the Seller Stockholder Approval as contemplated by this Agreement.

6.3                               No Solicitation

(a)                                  Seller agrees that (i) it and its executive officers and directors shall not, (ii) its Subsidiary and its executive officers and directors shall not and (iii) it shall cause its and its Subsidiary’s agents and representatives (including any investment banker, attorney or accountant) (Representatives) to not, (A) directly or indirectly, initiate, solicit, encourage or facilitate any inquiries or the making of any proposal or offer with respect to, or that could reasonably expected to lead to, an offer to purchase, proposal for a merger, consolidation, share exchange, reorganization, recapitalization, business combination or other similar transaction involving Company or its Subsidiary or any proposal or offer to acquire in any manner an equity interest in, or a portion of the businesses or assets of, Company or its Subsidiary, other than the Transactions (any such proposal or offer being to as an Alternative Proposal) or (B) directly or indirectly, engage in any negotiations or discussions concerning, or provide access to its properties, books, records, employees or any confidential information or data to, any person in connection with or relating to an Alternative Proposal, otherwise knowingly encourage or facilitate any effort to make or implement any Alternative Proposal, execute or enter into any agreement, understanding, letter of intent or arrangement in connection with or with respect to any Alternative Proposal or resolve or authorize to do any of the foregoing. Seller shall take the necessary steps to promptly inform its Representatives and those of its Subsidiary of Seller’s obligations under this Section 6.3

(b)                                 Notwithstanding Section 6.3(a), nothing contained in this Agreement shall prevent Seller or its Board of Directors from, prior to receipt of the Seller Stockholder Approval, (i) providing access to its properties, books and records and providing information or data in response to a request therefor by a Person that has made an unsolicited bona fide written Alternative Proposal, if the Board of Directors of Seller receives from the Person so requesting such information an executed confidentiality agreement on terms substantially similar to those contained in the Confidentiality Agreement (except for such changes specifically necessary in order for Seller to be able to comply with its obligations under this Agreement), (ii) engaging in any negotiations or discussions with any Person who has made an unsolicited bona fide written Alternative Proposal or (iii) withdrawing, or modifying or, changing or qualifying in any adverse manner its approval or recommendation of the Transactions (which shall be permitted only to the extent permitted by Section 6.2(a)); provided, in the case of clauses (i) and (ii) above, the Board of Directors of Seller shall have determined in good faith, after consultation with its outside and inside legal counsel and Seller’s Financial Advisor that such actions would reasonably be expected to result in an Alternative Proposal, which (A) is reasonably capable of being completed expeditiously, taking into account legal, financial, regulatory, timing and similar aspects of the Alternative Proposal and the identity and characteristics of the Person making the Alternative Proposal, including the likelihood of such Person obtaining financing, (B) would not be subject to greater conditionality than that contained in this Agreement and (C) would, if completed, result in a transaction more favorable to Seller from a financial point of view than the Transactions, taking into account any changes proposed to be made to this Agreement by Purchaser (any such more favorable Alternative Proposal (which must also involve not less than all of the equity, assets, revenues or earnings of Company) being referred to in this Agreement as a Superior Proposal).

(c)                                  Except as set forth in Section 6.3(c) of the Disclosure Schedules, Seller acknowledges that it has not conducted any activities, discussions or negotiations with any Persons with respect to any Alternative Proposal within the year preceding the date of this Agreement. Seller shall also promptly notify Purchaser (and in any event within 24 hours) of the receipt of any Alternative Proposal, which notice shall include the identity of the Person making such Alternative Proposal and the material terms thereof. Seller shall thereafter keep Purchaser informed on a current basis of any changes in the status or terms of any such Alternative Proposal, including whether such Alternative Proposal has been withdrawn or rejected. Seller also agrees to provide Purchaser any information that it provides to any Person under this Section 6.3 at substantially the same time as it provides it to such other Person and that it will promptly request any Person that has heretofore executed a confidentiality agreement in connection with the consideration of a transaction involving Company or its Subsidiary to return or destroy all confidential information furnished prior to the execution of this Agreement to or for the benefit of such Person by or on behalf of Seller or its Affiliates.

6.4                               Access to Information

Seller shall, and shall cause Company and its Subsidiary to, afford to Purchaser and its accountants, counsel and other representatives reasonable access, upon reasonable notice during normal business hours during the period prior to the Closing, to any and all of the properties, assets, books, contracts, commitments, Tax Returns, records and other documents of Company and its Subsidiary, and, during such period shall furnish promptly to Purchaser any information concerning Company and its Subsidiary as Purchaser may request; provided, however, that such access does not reasonably disrupt the normal operations of Company and its Subsidiary.

6.5                               Confidentiality

(a)                                  Purchaser acknowledges that the information being provided to it in connection with the Transactions is subject to the terms of a confidentiality agreement between Purchaser and Seller, dated December 13, 2006 (the Confidentiality Agreement), the terms of which are incorporated into this Agreement by reference. Effective upon, and only upon, the Closing, the Confidentiality Agreement shall terminate with respect to information relating solely to Company and its Subsidiary; provided, however, that Purchaser acknowledges that any and all other information provided to it by Seller shall remain subject to the terms and conditions of the Confidentiality Agreement after the Closing Date.

(b)                                 Seller shall keep confidential, and cause its Affiliates and its and their officers, directors, employees and advisors to keep confidential, all information relating to Company and its Subsidiary. Purchaser shall be free to use and disclose all or any of such proprietary information and trade secrets that (i) were already in Purchaser’s possession at the time of disclosure to Purchaser, (ii) are a matter of public knowledge, (iii) have been or are hereafter published other than through Purchaser or (iv) are lawfully obtained by Purchaser from a third Person without restrictions of confidentiality.

(c)                                  Seller hereby assigns, effective at the Closing, to Purchaser its rights under all confidentiality agreements entered into by Seller with any Person in connection with the proposed sale of Company to the extent such rights relate to Company and its Subsidiary. Copies of such confidentiality agreements shall be provided to Purchaser on the Closing Date.

6.6                               Reasonable Best Efforts

(a)                                  On the terms and subject to the conditions of this Agreement, each Party shall use its reasonable best efforts to cause the Closing to occur, including taking all actions necessary to comply promptly with all legal requirements that may be imposed on it or any of its Affiliates with respect to the Closing.

(b)                                 Each of Seller and Purchaser shall as promptly as possible, but in no event later than February 16, 2007, file with the United States Federal Trade Commission (the FTC) and the United States Department of Justice (the DOJ) the notification and report form required for the Transactions pursuant to the HSR Act (HSR Filing). Any supplemental information requested by the FTC or DOJ in connection with any such HSR Filing (Requested Information) shall also be provided as promptly as practicable. Seller and Purchase shall request early termination of waiting period under the HSR Act relating to the Transactions by so indicating in the HSR Filing. Any such HSR Filing and provision of Requested Information shall be in substantial compliance with the requirements of the HSR Act. Each of Seller and Purchaser shall furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of any such HSR Filing or the provision of any Requested Information. Seller and Purchaser shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, the FTC or the DOJ. Each Party shall use its reasonable best efforts to obtain clearance required under the HSR Act for the completion of the Transactions.

(c)                                  Each of Seller and Purchaser shall (i) as promptly as practicable make all filings with any Governmental Authority required by it under any antitrust Laws (other than the HSR Act) with respect to the Transactions and (ii) comply at the earliest practical date with any request for supplemental information received from any Governmental Authority in respect of such filings or the Transactions. Each of Seller and Purchaser shall furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of any such filings or supplemental information. Seller and Purchaser shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, any Governmental Authority in respect of such filings or the Transactions. Each Party shall use its reasonable best efforts to obtain any clearance required under any antitrust Laws for the completion of the Transactions.

(d)                                 Prior to the Closing and as may be reasonably requested thereafter, each Party shall, and shall cause its Affiliates to, use its reasonable best efforts to obtain, and to cooperate in obtaining, all consents from third parties necessary or appropriate to permit the completion of the Transactions; provided, however, that the Parties shall not be required to pay or commit to pay any amount to (or incur any obligation in favor of) any Person from whom any such consent may be required (other than nominal filing or application fees).

6.7                               Supplemental Disclosure

Seller shall have the continuing right and obligation until the Closing promptly to supplement or amend the Disclosure Schedules with respect to any matter hereafter that comes to the knowledge of Seller that, if existing or known at the date of this Agreement, would have been required to be set forth or described in the Disclosure Schedules; provided, however, that no supplement or amendment to the Disclosure Schedules relating to matters arising prior to the date of this Agreement shall be considered as an exception to any representation or warranty for purposes of determining whether Purchaser is entitled to indemnification under Article 11 for breach thereof (it being understood and agreed that any such supplement or amendment to the Disclosure Schedules relating to matters arising after the date of this Agreement shall be considered as an exception to any representation or warranty for purposes of determining whether Purchaser is entitled to indemnification under Article 11 for breach thereof).

6.8                               Post-Closing Cooperation

(a)                                  Seller and Purchaser shall cooperate with each other, and shall cause their officers, employees, agents, auditors and representatives to cooperate with each other, for a period of sixty (60) days after the Closing to ensure the orderly transition of Company and its Subsidiary from Seller to Purchaser and to minimize any disruption to Company and its Subsidiary and the other respective businesses of Seller and Purchaser that might result from the Transactions. After the Closing, upon reasonable written notice, Seller and Purchaser shall furnish or cause to be furnished to each other and their Affiliates and their respective employees, counsel, auditors and representatives access, during normal business hours, to such information and assistance relating to Company and its Subsidiary (to the extent within the control of such Party) as is reasonably necessary for financial reporting and accounting matters.

(b)                                 Each Party shall reimburse the other for reasonable out-of-pocket costs and expenses incurred in assisting the other pursuant to this Section 6.8. Neither Party shall be required by this Section 6.8 to take any action that would unreasonably interfere with the conduct of its business or unreasonably disrupt its normal operations (or, in the case of Purchaser, those of Company or its Subsidiary). Any information relating to Company and its Subsidiary received by Seller pursuant to this Section 6.8 shall be subject to Section 6.5(b).

6.9                               Publicity

From the date of this Agreement through the Closing Date, no public release or announcement concerning this Agreement or the Transactions shall be issued by either Party without the prior consent of the other Party (which consent shall not be unreasonably withheld), except as such release or announcement may be required by Law or the rules or regulations of any United States or foreign securities exchange, in which case the Party required to make the release or announcement shall allow the other Party reasonable time to comment on such release or announcement in advance of such issuance; provided, however, that (a) each of Seller and Purchaser may make internal announcements to their respective employees that are consistent with the Parties’ prior public disclosures regarding the Transactions after reasonable prior notice to and consultation with the other Party and (b) Seller may make such communications to the participants to in the Seller ESOP as are necessary to obtain the Seller Stockholder Approval (copies of which shall be provided to Purchaser reasonably in advance of distribution).

6.10                        Records

On the Closing Date, Seller shall deliver or cause to be delivered to Purchaser all material agreements, documents, books, records and files (collectively, Records), if any, in the possession of Seller relating to the business and operations of Company or its Subsidiary to the extent not then in the possession of Company and its Subsidiary, subject to the following exceptions:

(a)                                  Purchaser recognizes that certain Records may contain incidental information relating to Company and its Subsidiary or may relate primarily to Subsidiaries, divisions or businesses of Seller other than Company and its Subsidiary, and that Seller may retain such Records and shall provide copies of the relevant portions thereof to Purchaser; and

(b)                                 Seller may retain any Tax Returns, and Purchaser shall be provided with copies of such Tax Returns that relate to Company’s and its Subsidiary’s separate Tax Returns or separate Tax liability.

6.11                        Certain Licenses and Permits

Seller agrees that all permits that are held in the name of any employee, officer, director, stockholder, agent or otherwise on behalf of Company or its Subsidiary shall be duly and validly transferred to Company or its Subsidiary without consideration prior to the Closing and that the warranties, representations, covenants and conditions contained in this Agreement shall apply to the same as if held by Company or its Subsidiary as of the date of this Agreement.

6.12                        Further Assurances

From time to time, as and when reasonably requested by either Party, the other Party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions, as such other Party may reasonably deem necessary or desirable to complete the Transactions.

6.13                        Refinancing of Indebtedness

Seller shall, and shall cause Company and its Subsidiary, to take all actions as may be necessary to permit Purchaser to, and shall cooperate with Purchaser to, cause any outstanding borrowings (including any letters of credit) under Company’s credit facility to be repaid or prepaid with funds as may be arranged by Purchaser, as the case may be, including by providing any required prepayment or similar notices, and any and all Liens on any assets or properties of Company or its Subsidiary relating to such borrowings to be released, in each case, at and as of the Closing.

6.14                        Declaration of Dividend

Prior to Closing and subject to applicable Law, Seller shall cause Company and its Subsidiary to declare a dividend in accordance with the Kentucky Business Corporation Act on the Shares (or the shares of its Subsidiary, as the case may be) in such amounts and such forms as may be reasonably requested by Purchaser not fewer than ten (10) Business Days prior to Closing, which dividends shall be settled at and as of Closing, by payment by Purchaser to Seller of the Purchase Price.

6.15                        Solvency

At and as of the Closing, Purchaser shall adequately capitalize Company and its Subsidiary such that immediately following the Closing each shall be able to pay its debts as same become due in the usual course of business.

7.                                      EMPLOYEE BENEFIT PLAN MATTERS

7.1                               Past Service Credit

On and after the Closing Date, Purchaser shall give the Affected Employees credit for service with Seller, Company, its Subsidiary and ERISA Affiliates under any employee benefit plans or arrangements maintained by Purchaser for purposes of eligibility to participate and vesting of benefits, but not for purposes of benefit accrual under any pension or retirement plans or arrangements.

7.2                               Continuation of Compensation and Benefits

Until the first anniversary of the Closing Date, Purchaser shall, or shall cause its Subsidiaries to, provide (a) each Affected Employee with salary and bonus opportunities that are no less favorable to such Affected Employee than those in effect immediately prior to the Closing Date and (b) Affected Employees with employee benefit plans and arrangements (other than salary and bonus opportunities, other than equity or equity-based programs, including the Seller ESOP) that are, except as otherwise specifically provided in this Section 7.2, substantially similar in the aggregate to those provided to the Affected Employees immediately prior to the Closing Date.

7.3                               Waiver of Limitations; Preexisting Conditions; Co-payments and Deductibles

Purchaser shall (a) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Affected Employees under any welfare benefit plans of Purchaser and its Subsidiary (Purchaser Welfare Plans) in which the Affected Employees and their dependents may be eligible to participate after the Closing Date to the extent waived under the applicable corresponding Employee Plan immediately prior to the Closing Date and (b) provide each Affected Employee with credit for any co-payments and deductibles paid prior to the Closing Date in the calendar year in which the Closing Date occurs (or, if later, in the calendar year in which Affected Employees and their dependents commence participation in the applicable Purchaser Welfare Plan) for purposes of satisfying any applicable deductible or out-of-pocket requirements under any Purchaser Welfare Plans in which the Affected Employees are eligible to participate after the Closing Date.

7.4                               Accrued Vacation, Holiday and Sick Pay

Purchaser shall honor all vacation days, holiday and sick pay accrued by each Affected Employee as of the Closing Date.

7.5                               Seller ESOP

(a)                                  At or prior to the Closing, Seller shall amend the Seller ESOP such that (i) Affected Employees will be provided with a one time opportunity to elect to receive a distribution of their entire vested account balance in a single lump sum of cash during a sixty (60) day period commencing on or about May 20, 2008, based on the value of Seller Common Stock as of September 29, 2007 and (ii) Affected Employees who do not elect to receive their entire vested account balance in a single lump sum of cash during this sixty (60) day period will be eligible to receive their distributions in accordance with the rules applying to other participants in the Seller ESOP who terminate employment.

(b)                                 Promptly after the completion of (i) the allocation of employer contributions and earnings for the Seller ESOP plan year ending September 29, 2007, (ii) the audit of the Seller ESOP for the Seller ESOP plan year ending September 29, 2007 and (iii) the independent appraisal of the Seller ESOP as of September 29, 2007, all of which are anticipated to be completed by approximately the end of May, 2008, Seller shall provide to Purchaser the following information for each Affected Employee who is a participant in the Seller ESOP and is less than one hundred percent (100%) vested in his/her Seller ESOP account as of September 29, 2007:  (A) a schedule listing the value of the Seller ESOP account balances as of September 29, 2007 for each such Affected Employee, and (B) the Seller ESOP vesting percentage as of September 29, 2007 for each such Affected Employee.

8.                                      TAX MATTERS

8.1                               Tax Representations

Seller represents and warrants to Purchaser that, as of the date of this Agreement and as of the Closing Date:

(a)

all Tax returns, statements, reports and forms (collectively, the Returns) that are required to be filed with any Taxing Authority on or before the Closing Date with respect to any Pre-Closing Tax Period by, or with respect to, Company and its Subsidiary have been, or will be, timely filed with the appropriate Taxing Authority on or before the Closing Date;

(b)	Company and its Subsidiary have timely paid all Taxes shown as due and payable on the Returns that have been filed;

(c)	the Returns that have been filed are true, correct and complete in all material respects;

(d)

the charges, accruals and reserves for Taxes in respect of Company and its Subsidiary reflected on the books of Company and its Subsidiary are adequate to cover tax liabilities accruing through the end of the last period for which Company and its Subsidiary ordinarily record items on their books;

(e)	there is no Proceeding or audit now proposed or pending against or with respect to Company or its Subsidiary in respect of any Tax;

(f)

neither Company nor its Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any Post-Closing Tax Period as a result of any (i) change in method of accounting for a Pre-Closing Tax Period under Section 481 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), (iii) installment sale or open transaction disposition made on or prior to the Closing Date, (iv) prepaid amount received on or prior to the Closing Date, or (v) deferred intercompany gain or excess loss account described in Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law;

(g)

each of Company and its Subsidiary has been a validly electing S corporation or qualifying subchapter S subsidiary within the meaning of Section 1361 and 1362 of the Code at all times during its existence;

(h)

neither Company nor its Subsidiary shall be liable for any Tax under Section 1374 of the Code in connection with the deemed sale of Company’s and its Subsidiary’s assets pursuant to Treas. Reg. Section 1.1361-5(b);

(i)	neither Company nor its Subsidiary, in the past ten (10) years, acquired assets from another corporation in a transaction in which Company’s or its Subsidiary’s tax basis of the acquired assets was determined, in whole or in part, by reference to the Tax basis of the acquired assets (or any other property) in the hands of the transferor;

(j)	neither Company nor its Subsidiary has been party to, or a material advisor to, any reportable transaction within the meaning of Treas. Reg. Sec. 1.6011-4 or any predecessor provision;

(k)

neither Company nor its Subsidiary has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, which waiver or extension is currently in effect;

(1)	there are no Liens for Taxes (other than for Taxes not yet due and payable) upon any of the assets of Company or its Subsidiary;

(m)

all Taxes that Company or its Subsidiary have been or are required by Law to withhold or to collect for payment have been duly withheld and collected, and have been paid over to the appropriate Taxing Authority or accrued, reserved against and entered on the books and records of Company or its Subsidiary;

(n)	neither Company nor its Subsidiary has granted to any person any power of attorney that is currently in force with respect to any Tax matter relating to Company or its Subsidiary;

(o)

neither Company nor its Subsidiary is a party to, bound by, or obligated under, any Tax sharing agreement pursuant to which it will have any obligation to make any payments to any person after the Closing; and

(p)	neither Company nor its Subsidiary is a “United States real property holding corporation,” as defined in Section 897(c)(2) of the Code.

8.2                               Tax Covenants

(a)                                 Purchaser covenants that it will not cause or (in the case of clause (ii) and (iii)) permit Company, its Subsidiary or any Affiliate of Purchaser to make or change any Tax election for the Pre-Closing Tax Period, amend any Return for the Pre-Closing Tax Period or take any Tax position on any Return for the Pre-Closing Tax Period that results in any increased Tax liability or reduction of any Tax Asset of Company or its Subsidiary in respect of any Pre-Closing Tax Period. Purchaser agrees that (except to the extent appropriate to reflect the relative fault of Seller, on the one hand, and Purchaser, on the other hand) Seller is to have no liability for any Tax resulting from any action, referred to in the preceding sentence, of Company, its Subsidiary, Purchaser or any Affiliate of Purchaser, and agrees to indemnify and hold harmless Seller and its Affiliates against (i) any such Tax (together with any interest, penalty, addition to Tax or additional amount), (ii) any liabilities, costs, expense (including reasonable expenses of investigation and attorney’s fees and expenses), losses, damages, assessments, settlements or judgments arising out of or incident to the imposition, assessment or assertion of any such Tax, and (iii) any Tax or damages incurred or suffered by Seller or any of its Affiliates, arising out of a breach of any other covenant or agreement contained in this Article 8, but only to the extent appropriate to reflect the relative fault of Purchaser, on the one hand, and Seller, on the other hand. Notwithstanding the foregoing, Purchaser shall not indemnify and hold harmless Seller and its Affiliates against any liability for Taxes to the extent attributable (under a relative fault standard) to a breach by Seller or its Affiliates under this Agreement. Seller agrees to give prompt notice to Purchaser of the assertion of any claim, or the commencement of any action or proceeding, in respect of which indemnity may be sought under this Section 8.2(a). Purchaser may participate in any such suit, action or proceeding at its own expense and the Parties shall cooperate in the defense or prosecution thereof.

(b)                                Purchaser shall promptly pay or cause to be paid to Seller all refunds of Taxes (except for refunds relating to Taxes reflected on the Closing Balance Sheet and except for refunds resulting from a carryback to the Pre-Closing Tax Period of any loss, credit or deduction arising in the Post-Closing Tax Period, all of which refund shall be for the account of Purchaser and shall be paid by Seller to Purchaser or its Affiliates reasonably promptly after receipt thereof by Seller or its Affiliates) and interest thereon received by Purchaser, any Affiliate of Purchaser or Company or its Subsidiary attributable to Taxes paid by Seller or Company or its Subsidiary (or any predecessor of Affiliate of Seller) with respect to any Pre-Closing Tax Period.

(c)                                  All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest and costs and expenses relating to such Taxes) incurred in connection with the Transactions (including any real property transfer Tax and any similar Tax) shall be borne by the Party required by Law to pay such Taxes and fees.

(d)                                 All Returns required to be filed by Seller after the Closing Date with respect to Company or its Subsidiary with respect to any Pre-Closing Tax Period will be filed by Seller when due (taking into account any extension of a required filing date). Any such Return shall be prepared in a manner consistent with past practice and without a change of any election or any accounting method and shall be submitted by Seller to Purchaser (together with schedules, statements and, to the extent requested by Purchaser, supporting documentation) at least forty-five (45) days prior to the due date (including extensions) of such Return. Purchaser shall have the right to review all work papers and procedures used to prepare any such Return. If Purchaser, within ten (10) Business Days after delivery of such Return, notifies Seller in writing that it objects to any items in such Return, the disputed items shall be resolved (within a reasonable time, taking into account the deadline for filing such Return) by a nationally recognized independent accounting firm chosen and mutually acceptable to both Purchaser and Seller. Upon resolution of all such items, the relevant Return shall be adjusted to reflect such resolution and shall be binding upon the Parties without further adjustment. The costs, fees and expenses of such accounting firm shall be borne equally by Purchaser and Seller. Seller shall not file any amended Return with respect to Company or its Subsidiary without the prior written consent of Purchaser.

(e)                                 Purchaser shall prepare, or cause to be prepared, Returns required to be filed by Company or its Subsidiary with respect to any Post-Closing Tax Period. Purchaser shall timely file or cause to be timely filed, all such Returns. Any such Return shall be prepared in a manner consistent with past practice and without a change of any election or any accounting method and shall be submitted by Purchaser to Seller (together with schedules, statements and, to the extent requested by Seller, supporting documentation) at least forty-five (45) days prior to the due date (including extensions) of such Return. Seller shall have the right to review all work papers and procedures used to prepare any such Return. If Seller, within ten (10) Business Days after delivery of any such Return, notifies Purchaser in writing that it objects to any items in such Return, the disputed items shall be resolved (within a reasonable time, taking into account the deadline for filing such Return) by a nationally recognized independent accounting firm chosen and mutually acceptable to both Purchaser and Seller. Upon resolution of all such items, the relevant Return shall be adjusted to reflect such resolution and shall be binding upon the Parties without further adjustment. The costs, fees and expenses of such accounting firm shall be borne equally by Purchaser and Seller.

8.3                               Tax Sharing

Neither Company nor its Subsidiary is a party to any Tax sharing agreement. This Agreement shall be the sole Tax sharing agreement relating to Company and its Subsidiary for all Pre-Closing Tax Periods.

8.4                               Cooperation on Tax Matters

Purchaser and Seller agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information (including access to books and records) and assistance relating to Company and its Subsidiary as is reasonably necessary for the filing of any return (including any report required pursuant to Section 6043 of the Code and all Treasury Regulations promulgated thereunder), for the preparation for any audit, and for the prosecution or defense of any claim, suit or proceeding relating to any proposed adjustment. Purchaser and Seller agree to retain or cause to be retained all books and records pertinent to Company and its Subsidiary until the applicable period for assessment under applicable Law (giving effect to any and all extensions or waivers) has expired, and to abide by or cause the abidance with all record retention agreements entered into with any Taxing Authority. Purchaser agrees to cause Company and its Subsidiary to give Seller reasonable notice prior to transferring, discarding or destroying any such books and records relating to Tax matters and, if Seller so requests, Company and its Subsidiary shall allow Seller to take possession of such books and records. Purchaser and Seller shall cooperate with each other in the conduct of any audit or other proceedings involving Company or its Subsidiary for any Tax purposes and each shall execute and deliver such powers of attorney and other documents as are necessary to carry out the intent of this Section 8.4.

8.5                               Indemnification by Seller

(a)                                  Seller hereby indemnifies Purchaser from and against and agrees to hold it harmless from any (i) Tax of Company or its Subsidiary relating to a Pre-Closing Tax Period, (ii) Tax imposed upon or relating to Seller for any period, including any such Tax for which Company of its Subsidiary may be liable under Treasury Regulation Section 1.1502-6 (or any corresponding or similar provision of state, local or non-U.S. Law), as a transferee or successor, by contract or otherwise, (iii) Tax resulting from a breach of any representation or warranty contained in Section 8.1, (iv) Tax for which Seller is responsible pursuant to Section 8.2(d), (v) any Tax or Damages incurred or suffered by Purchaser or any of its Affiliates (including Company or its Subsidiary) arising out of a breach of any covenant or agreement contained in this Article 8 (but only to the extent appropriate to reflect the relative fault of Purchaser, on the one hand, and Seller, on the other hand), and (vi) liabilities, costs, expenses (including reasonable expenses of investigation and attorneys’ fees and expenses), arising out of or incident to the imposition, assessment or assertion of any such foregoing Tax, including those incurred in the contest in good faith in appropriate proceedings relating to the imposition, assessment or assertion of any such Tax, in each case incurred or suffered by Purchaser, any of its Affiliates or, effective upon the Closing, Company and its Subsidiary; provided, however, that Seller shall have no liability for the payment of any loss attributable to or resulting from any action described in Section 8.2(a) (except to the extent appropriate to reflect the relative fault of Seller and Purchaser).

(b)                                 For purposes of this Section 8.5, in the case of any Taxes that are imposed on a periodic basis and are payable for a Taxable period that includes (but does not end on) the Closing Date, the portion of such Tax related to the portion of such Taxable period ending on the Closing Date shall (i) in the case of any Taxes other than Taxes based upon or related to income, be deemed to be the amount of such Tax for the entire Taxable period multiplied by a fraction the numerator of which is the number of days in the Taxable period ending on the Closing Date and the denominator of which is the number of days in the entire Taxable period and (ii) in the case of any Tax based upon or related to income be deemed equal to the amount that would be payable if the relevant Taxable period ended on the Closing Date under an interim closing of the books. Any credits relating to a Taxable period that begins before and ends after the Closing Date shall be taken into account as though the relevant Taxable period ended on the Closing Date. All determinations necessary to give effect to the foregoing allocations shall be made in a manner consistent with prior practices of Company and its Subsidiary.

(c)                                  If Seller’s indemnification obligation under this Section 8.5 arises in respect of an adjustment that makes allowable to Purchaser, any of its Affiliates or, effective upon the Closing, Company or its Subsidiary any deduction, amortization, exclusion from income or other allowance (a Tax Benefit) that would not, but for such adjustment, be allowable, and Purchaser reasonably expects that such Tax Benefit could be actually realized in cash within two (2) years of the Final Determination with respect to the Tax giving rise to Seller’s indemnification obligation, then any payment by Seller to Purchaser shall be an amount equal to (i) the amount otherwise due but for this subsection (c), minus (ii) the present value of the Tax Benefit multiplied by the federal or state, as the case may be, corporate Tax rate reasonably expected by Purchaser to apply (taking into account the deductibility of any such Taxes) at the time such Tax Benefit is expected to be actually realized. The present value referred to in the preceding sentence shall be determined using a discount rate equal to the federal underpayment rate in effect at the time the relevant adjustment is made and assuming that the Tax Benefit will be actually realized in cash at the earliest date or dates reasonably expected by Purchaser.

(d)                                 Any payment by Seller pursuant to this Section 8.5 shall be made in immediately available funds not later than two (2) Business Days before the date payment of the Taxes to which such payment relates is due, or, if no Tax is payable, within fifteen (15) days after receipt by Seller of written notice from Purchaser stating that any loss has been paid by Purchaser, any of its Affiliates or, effective upon the Closing, Company and the amount thereof and of the indemnity payment requested.

(e)                                  If any claim or demand for Taxes in respect of which indemnity may be sought pursuant to this Section 8.5 is asserted in writing against Purchaser, any of its Affiliates or, effective upon the Closing, Company or its Subsidiary, Purchaser shall notify Seller of such claim or demand within ten (10) days of receipt thereof, or such earlier time that would allow Seller to timely respond to such claim or demand, and shall give Seller such information with respect thereto as Seller may reasonably request. Seller may, at its own expense, participate in and, upon timely notice to Purchaser, assume and control the conduct of any audit or examination by, or contest or litigation against, any Taxing Authority (a Tax Proceeding) (i) relating solely to a taxable period ending on or before the Closing Date or (ii) relating to any Straddle Period in which the claim of the applicable Taxing Authority in connection with such Tax Proceeding for which Seller would be liable under this Agreement exceeds the claim of the applicable Taxing Authority in connection with such Tax Proceeding for which Purchaser would be liable under this Agreement; provided, however, that Seller shall (A) provide Purchaser with a timely and reasonably detailed account of each stage of such Tax Proceeding, (B) consult with Purchaser before taking any significant action in connection with such Tax Proceeding, (C) consult with Purchaser and offer Purchaser an opportunity to comment before submitting any written materials prepared or furnished in connection with such Tax Proceeding, (D) defend such Tax Proceeding diligently and in good faith as if the taxpayer whose Return is at issue were the only party in interest in connection with such Tax Proceeding and (E) not settle, compromise or abandon any such Tax Proceeding without obtaining the prior written consent of Purchaser if such settlement, compromise or abandonment could have an adverse impact on Purchaser, Company or its Subsidiary. Purchaser shall have the right to control any other Tax Proceeding.

(f)                                    Any claim that may be brought by Purchaser against Seller pursuant to provisions of this Section 8.5 shall terminate sixty (60) days after the applicable statute of limitations for any such claims terminates.

9.                                      CONDITIONS PRECEDENT

9.1                               Conditions to Each Party’s Obligation

The obligations of each of Purchaser and Seller to complete the Closing is subject to the satisfaction or waiver on or prior to the Closing of the following conditions:

(a)                                 The Seller Stockholder Approval shall have been received.

(b)                                Any applicable waiting period under the HSR Act relating to the Transactions shall have expired or been terminated.

(c)                                 No applicable Law or Order enacted, entered, promulgated, enforced or issued by any Governmental Authority or other legal restraint or prohibition preventing the completion of the Transactions shall be in effect.

(d)                                There shall not be pending or threatened before any Governmental Authority any Proceeding challenging or seeking to restrain or prohibit the Transactions or seeking to obtain from Purchaser or any of its Affiliates any material damages in connection therewith.

9.2                               Conditions to Obligation of Purchaser

The obligations of Purchaser to complete the Closing is subject to the satisfaction or waiver on or prior to the Closing of the following conditions:

(a)                                 The representations and warranties of Seller in this Agreement shall be true and correct as of the Closing Date as though made as of such time, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct on and as of such earlier date), in each case except for breaches as to matters that, individually or in the aggregate, could not be expected to have a Material Adverse Effect. Purchaser shall have received a certificate signed by an authorized officer of Seller to such effect.

(b)                                Seller shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by Seller by the time of the Closing, and Purchaser shall have received a certificate signed by an authorized officer of Seller to such effect.

(c)                                 From the date of this Agreement to the Closing, there has not been any event, occurrence or development that, individually or in the aggregate, has had or that could reasonably be expected to have, a Material Adverse Effect.

(d)                                Seller shall have delivered to Purchaser at the Closing a certificate, in form and substance satisfactory to Purchaser, certifying that the Transactions are exempt from withholding pursuant to the Foreign Investment in Real Property Tax Act.

(e)                                 Purchaser shall have received the opinion of Wyatt, Tarrant & Combs, LLP, counsel to Seller, substantially in the form of Exhibit D.

(f)                                   Purchaser shall not have received any communication from the National Association of Attorneys General, any representative thereof or any other Governmental Authority that would reasonably cause Purchaser to believe that the completion of the Transactions will affect the status of the Company’s Subsidiary as a “subsequent participating manufacturer” under, or otherwise materially affect the rights, liabilities and obligations of Company’s Subsidiary under, the MSA.

9.3                               Conditions to Obligation of Seller

The obligation of Seller to sell is subject to the satisfaction (or waiver by Seller) on or prior to the Closing Date of the following conditions:

(a)                                 The representations and warranties of Purchaser made in this Agreement shall be true and correct as of the Closing Date as though made as of such time, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties qualified as to materiality shall be true and correct on and as of such earlier date). Seller shall have received a certificate signed by an authorized officer of Purchaser to such effect.

(b)                                Purchaser shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by Purchaser by the time of the Closing, and Seller shall have received a certificate signed by an authorized officer of Purchaser to such effect.

9.4                               Frustration of Closing Conditions

Neither Purchaser nor Seller may rely on the failure of any condition set forth in this Article 9 to be satisfied if such failure was caused by such Party’s failure to act in good faith or to use its reasonable best efforts to cause the Closing to occur, as required by Section 6.5.

10.                               TERMINATION

10.1                        Termination

(a)                                  This Agreement may be terminated at any time prior to the Closing:

(i)	by mutual written agreement of Seller and Purchaser;

(ii)

by Seller or Purchaser, if the Closing does not occur on or prior to May 31, 2007; provided, however, that the right to terminate this Agreement under this Section l0.l(a)(ii) shall not be available to any Party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date;

(iii)	by Seller or Purchaser, if the Seller Stockholder Approval shall not have been received at the Stockholders Meeting;

(iv)	by Seller, if any of the conditions set forth in Sections 9.1 or 9.3 shall have become incapable of fulfillment, and shall not have been waived by Seller;

(v)	by Purchaser, if any of the conditions set forth in Sections 9.1 or 9.2 shall have become incapable of fulfillment and shall not have been waived by Purchaser;

(vi)	by Purchaser, if the Stockholders Meeting (including any adjournment thereof) is not held on or prior to March 2, 2007;

(vii)	by Purchaser, if the Board of Directors shall withdraw, modify or qualify its recommendation that the stockholders of Seller vote in favor of the Transactions; or

(viii)

by either Purchaser or Seller in the event that any Governmental Authority shall have issued an Order or taken any other action restraining, enjoining or otherwise prohibiting the Transactions and such Order or other action shall have become final and nonappealable;

provided, however, that the Party seeking termination pursuant to Sections 10.1(a)(iv), (v) or (viii) is not then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement.

(b)                                In the event of termination by Seller or Purchaser pursuant to this Section 10.1, written notice thereof shall forthwith be given to the other Party and the Transactions shall be terminated, without further action by either Party.

10.2                        Termination Fee

If this Agreement is terminated pursuant to Section 10.1(a)(iii), 10.1(a)(vi) or l0.l(a)(vii), then (a)(i) Seller shall pay Twenty Million U.S. Dollars (U.S.$20,000,000) to Purchaser and reimburse Purchaser and its Affiliates for all charges and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement up to a maximum amount of Five Million U.S. Dollars (U.S.$5,000,000), as promptly as reasonably practicable, and in no event more than two (2) Business Days after the date of such termination payable by wire transfer of immediately available funds to such account or accounts as Purchaser may designate and (ii) Purchaser’s obligations under the ninth paragraph of the Confidentiality Agreement (relating to non-solicitation of employees) shall terminate and be without further force or effect and (b) if, within eighteen (18) months following such termination of this Agreement, Seller shall complete any Alternative Proposal, Seller shall pay Purchaser an additional Fifty-Five Million U.S. Dollars (U.S.$55,000,000), as promptly as reasonably practicable, and in no event more than two (2) Business Days after the date of completion of such Alternative Proposal payable by wire transfer of immediately available funds to such account or accounts as Purchaser may designate. Seller acknowledges that the agreements contained in this Section 10.2 are an integral part of the Transactions and that, without these agreements, Purchaser would not enter into this Agreement. Accordingly, if Seller fails promptly to pay any amount due pursuant to this Section 10.2 and, in order to obtain such payment, Purchaser commences a suit which results in a judgment against Seller for the fee set forth in this Section 10.2, Seller shall pay to Purchaser its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the fee at the Prime Rate in effect on the date such payment was required to be made. The payment of the fees contemplated by this Section 10.2 shall be in addition to, and not in limitation of, any other remedies or damages to which Purchaser shall be entitled in equity or law as a result of any willful breach by Seller of its covenants under this Agreement.

10.3                        Effect of Termination

If this Agreement is terminated as provided in Section 10.1, this Agreement shall become null and void and of no further force and effect, except for the provisions of Sections 10.2, 12.3, 12.5, 12.6, 12.7 and 12.12. Nothing in this Section 10.3 shall be deemed to release any Party from any liability for any breach by such Party of the terms and provisions of this Agreement prior to such termination or to impair the right of any party to compel specific performance by any other Party of its obligations under this Agreement.

11.                               SURVIVAL; INDEMNIFICATION

11.1                        Survival

(a)                                  The representations and warranties of the Parties contained in this Agreement or in any certificate or other writing delivered pursuant to this Agreement or in connection with this Agreement shall survive the Closing until the date that is eighteen months following the Closing Date; provided that the representations and warranties contained in Sections 3.1, 3.2, 3.6, 4.1, 4.2, 4.3, 5.1 and 5.2 shall survive indefinitely. Notwithstanding the preceding sentence, any representation or warranty in respect of which indemnity may be sought under this Agreement shall survive the time at which it would otherwise terminate pursuant to the preceding sentence, if the Party seeking indemnification with respect thereto has delivered notice of an indemnification claim for breach of such representation or warranty (in accordance with the provisions of this Article 11) to the Party against whom such indemnity may be sought prior to such time. Subject to the preceding sentence, after the termination of a representation and warranty in accordance with this Section 11.1(a), no Party shall have any indemnification obligation under this Article 11 with respect to such representation and warranty.

(b)                                 The obligations of the Parties under this Agreement that by their terms contemplate performance after the Closing (including those set forth in this Article 11) shall survive the Closing Date until the performance thereof.

11.2                        Indemnification

(a)                                  Seller hereby indemnifies Purchaser and its Affiliates (including Company and its Subsidiary) from and against and agrees to hold each of them harmless from any and all damage, loss, liability and expense (including reasonable expenses of investigation and attorneys’ fees and expenses in connection with any Proceeding) (Damages) incurred or suffered by Purchaser or any of its Affiliates arising out of any breach of representation, warranty or covenant made or to be performed by Seller pursuant to this Agreement (other than pursuant to Article 8 and without giving any effect to any qualification as to “material”, “in all material respects” or “Material Adverse Effect” therein); provided that (i) Seller shall not be liable under this Section 11.2(a) unless the aggregate amount of Damages with respect to all matters covered by this Section 11.2(a) exceeds Seven Million Five Hundred Thousand U.S. Dollars (U.S.$7,500,000) (and then only to the extent of such excess) and (ii) Seller’s maximum liability under this Section 11.2(a) shall not exceed One Hundred Seventy-Five Million U.S. Dollars (U.S.$175,000,000); provided, however, that the limitations set forth in the immediately preceding proviso shall not apply to any indemnification obligation of Seller in respect of Damages incurred or suffered by Purchaser or any of its Affiliates arising out of any breach of representation or warranty contained in Sections 3.1, 3.2, 3.6, 4.1, 4.2 or 4.3 or arising out of any breach of any covenant made or to be performed by Seller pursuant to this Agreement.

(b)                                 Purchaser hereby indemnifies Seller and its Affiliates from and against and agrees to hold each of them harmless from any and all Damages incurred or suffered by Seller or any of its Affiliates arising out of any breach of representation, warranty or covenant made or to be performed by Purchaser pursuant to this Agreement (other than pursuant to Article 8 and without giving any effect to any qualification as to “material” or “in all material respects” therein); provided that (i) Purchaser shall not be liable under this Section 11.2(b) unless the aggregate amount of Damages with respect to all matters covered by this Section 11.2(b) exceeds Seven Million Five Hundred Thousand U.S. Dollars (U.S.$7,500,000) (but then only to the extent of such excess) and (ii) Purchaser’s maximum liability under this Section 11.2(b) shall not exceed One Hundred Seventy-Five Million U.S. Dollars (U.S.$175,000,000); provided, however, that the limitations set forth in the immediately preceding proviso shall not apply to any indemnification obligation of Purchaser in respect of Damages incurred or suffered by Seller or any of its Affiliates arising out of any breach of representation or warranty contained in Sections 5.1 or 5.2 or arising out of any breach of any covenant made or to be performed by Purchaser pursuant to this Agreement.

(c)                                  This Section 11.2 shall not apply to indemnification for Taxes, which shall be governed by Article 8.

11.3                        Third Party Claims

(a)                                  The Party seeking indemnification under Section 11.2 (the Indemnified Party) agrees to give reasonably prompt notice to the Party against whom indemnity is sought (the Indemnifying Party) of the assertion of any claim, or the commencement of any Proceeding (Claim) in respect of which indemnity may be sought under Section 11.2 and to provide the Indemnifying Party such information with respect thereto that the Indemnifying Party may reasonably request. The failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party of any of its obligations under this Agreement, except to the extent that the Indemnifying Party demonstrates that such failure shall have actually materially adversely prejudiced the Indemnifying Party.

(b)                                 The Indemnifying Party shall be entitled to participate in the defense of any Claim asserted by any third party (Third Party Claim) and, unless the Indemnifying Party is also a party to such Proceeding and the Indemnified Party determines that joint representation would be inappropriate and subject to the limitations set forth in this Section 11.3, shall be entitled to control and appoint lead counsel for such defense, which counsel must be reasonably satisfactory to the Indemnified Party, in each case at its expense. Within ten (10) days following the receipt of notice by the Indemnifying Party of any Third Party Claim, the Indemnifying Party shall provide notice to the Indemnified Party of its election to assume control of the defense of such Third Party Claim in accordance with the provisions of this Section 11.3. Notwithstanding the foregoing, if an Indemnified Party reasonably determines that there is a reasonable probability that a Third Party Claim may adversely affect it or its Affiliates other than as a result of monetary damages for which it would be entitled to indemnification under this Article 11, the Indemnified Party may, by notice to the Indemnifying Party, assume the exclusive right to defend, compromise or settle such Third Party Claim.

(c)                                  If the Indemnifying Party shall assume the control of the defense of any Third Party Claim in accordance with the provisions of this Section 11.3, (i) it will be conclusively established for purposes of this Agreement that such Third Party Claim are within the scope of and subject to indemnification under this Article 11, (ii) the Indemnifying Party shall obtain the prior written consent of the Indemnified Party before entering into any settlement of such Third Party Claim, if (A) the settlement does not fully, completely and unconditionally release the Indemnified Party from all liabilities and obligations with respect to such Third Party Claim, (B) the settlement contains any admission of liability or wrongdoing on the part of the Indemnified Party or (C) the settlement imposes any injunctive or other equitable relief against the Indemnified Party and (iii) the Indemnified Party shall be entitled to participate in the defense of such Third Party Claim and to employ separate counsel of its choice for such purpose at its own expense; provided, however, that the Indemnified Party shall have the right to employ, at the Indemnifying Party’s expense, one counsel of its choice in each applicable jurisdiction (if more than one jurisdiction is involved) to represent the Indemnified Party if, in the Indemnified Party’s reasonable judgment, there exists an actual or potential conflict of interest between the Indemnified Party and the Indemnifying Party or if the Indemnifying Party (A) elects not to defend, compromise or settle a Third-Party Claim, (B) fails to notify the Indemnified Party within the required time period of its election as provided in Section 11.3(b), or (C) having timely elected to defend a Third-Party Claim, fails, in the reasonable judgment of the Indemnified Party, after at least ten (10) days’ notice to the Indemnifying Party, to adequately prosecute or pursue such defense, and in each such case the Indemnified Party may defend such Third-Party Claim on behalf of and for the account and risk of the Indemnifying Party.

(d)                                Each party shall cooperate, and cause their respective Affiliates to cooperate, in the defense or prosecution of any Third Party Claim and shall furnish or cause to be furnished such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

(e)                                 Any indemnification required by Section 11.2 shall be made by periodic payments of the amount thereof during the course of the investigation or defense as and when bills are received or Damages are incurred.

(f)                                   Each party hereby consents to the non-exclusive jurisdiction of any court in which a Third Party Claim is brought against any Indemnified Person for purposes of any claim that such Indemnified Person may have under this Agreement with respect to such Third Party Claim or the matters alleged thereby and agree that process with respect to such a claim may be served on such party with respect to such claim anywhere in the world.

(g)                                The above provisions of Section 11.3 shall not apply to indemnification for Taxes, which shall be governed by Article 8.

11.4                        Procedures

In the event any Indemnified Party should have a claim against any Indemnifying Party under Section 11.2 that does not involve a Third Party Claim being asserted against or sought to be collected from such Indemnified Party, the Indemnified Party shall deliver notice of such claim with reasonable promptness to the Indemnifying Party. The failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party of any of its obligations under this Agreement, except to the extent that the Indemnifying Party demonstrates that such failure shall have materially adversely prejudiced the Indemnifying Party. If the Indemnifying Party does not notify the Indemnified Party within thirty (30) days following its receipt of such notice that the Indemnifying Party disputes its liability to the Indemnified Party under Section 11.2, such claim specified by the indemnified party in such notice shall be conclusively deemed a liability of the Indemnifying Party under Section 11.2 and the Indemnifying Party shall pay the amount of such liability to the Indemnified Party on demand or, in the case of any notice in which the amount of the claim (or any portion thereof) is estimated, on such later date when the amount of such claim (or such portion thereof) becomes finally determined. If the Indemnifying Party has timely disputed its liability with respect to such claim, the Indemnifying Party and the Indemnified Party shall proceed in good faith to negotiate a resolution of such dispute and, it not resolved through negotiations, such dispute shall be resolved by litigation in accordance with Sections 12.6 and 12.7.

11.5                        Assignment of Claims

If the Indemnified Party receives any payment from an Indemnifying Party in respect of any Damages pursuant to Section 11.2 and the Indemnified Party could have recovered all or a part of such Damages from a third party (a Potential Contributor) based on the underlying claim asserted against the Indemnifying Party, the Indemnified Party shall assign such of its rights to proceed against the Potential Contributor as are necessary to permit the Indemnifying Party to recover from the Potential Contributor the amount of such payment.

11.6                        Exclusivity

Except with respect to any claims for common law fraud or willful or intentional misrepresentation, after the Closing, Section 11.2 will provide the exclusive monetary remedy for any claim arising as a result of or in connection with any breach of any representation, warranty or covenant contained in this Agreement. For the avoidance of doubt, Seller shall have no liability to Purchaser or its Affiliates for Damages arising from or relating to any alleged health effects of tobacco products of Company or its

Subsidiary other than under Section 11.2 for any claim arising as a result of or in connection with any breach of any representation or warranty set forth in Section 4.17.

12.                               MISCELLANEOUS

12.1                        Notices

All notices, requests, claims, demands and other communications required or permitted to be given under this Agreement shall be in writing and shall be delivered by hand, sent by facsimile or sent, postage prepaid, return receipt requested, by registered, certified or express mail or overnight courier service and shall be deemed given when so delivered by hand or facsimile (if received prior to 5 p.m. in the place of receipt and such day is a Business Day in the place of receipt, otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt), or if mailed, three days after mailing (one Business Day in the case of express mail or overnight courier service), the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 12.1):

if to Purchaser, to:

Maui Acquisition Corporation

c/o Imperial Tobacco Group

PO Box 244

Upton Road

Bristol BS99 7UJ

United Kingdom

Attention: Ken Hill

Conrad Tate

Adrian Welsh

Telephone: +44 (0)117 963 6633

Facsimile: +44 (0)117 966 7405

with copies to:

Allen & Overy LLP

One Bishops Square

London El 6AO

United Kingdom

Attention: Jeremy Parr

Telephone: +44 (0)20 3088 0000

Facsimile: +44 (0)20 3088 0088

and

Allen & Overy LLP

1221 Avenue of the Americas

New York, New York 10020

Attention: Michael Gilligan

Telephone: (212) 610-6300

Facsimile: (212) 610-6399

if to Seller, to:

Houchens Industries, Inc.

700 Church Street

Bowling Green, Kentucky 42101-9009

Attention: President

Telephone: (270) 843-3252

Facsimile: (270)780-2893

with a copy to:

Wyatt, Tarrant & Combs, LLP

2800 PNC Plaza

Louisville, Kentucky 40202

Attention: Franklin K. Jelsma

Telephone: (502) 589-5235

Facsimile: (502) 589-0309

12.2                        Amendments and Waivers

(a)                                 Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each Party, or in the case of a waiver, by the Party against whom the waiver is to be effective.

(b)                                Any waiver of any term or condition of this Agreement shall not be construed as a waiver of any subsequent breach, or a subsequent waiver of the same term or condition or a waiver of any other term or condition, of this Agreement. The failure of either Party to assert any of its rights hereunder shall not constitute a waiver of any of such rights. No failure or delay by either Party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies provided in this Agreement shall be cumulative and not exclusive of any rights or remedies provided by Law.

12.3                        Expenses

All costs and expenses (including fees and disbursement of its counsel, accountants and other advisors) incurred in connection with the preparation, negotiation, execution, delivery or performance of this Agreement and the completion of the Transactions shall be paid by the Party incurring such cost or expense; provided, however, that all expenses incurred by Company or its Subsidiary in connection with this Agreement shall be borne by Seller or paid prior to the Closing. Notwithstanding the foregoing, a Party in breach of this Agreement shall, on demand, indemnify and hold harmless the other Party for and against all reasonable out-of-pocket expenses, including legal fees, incurred by such other Party by reason of the enforcement and protection of its rights under this Agreement. The payment of such expenses is in addition to any other relief to which such other Party may be entitled.

12.4                        Successors and Assigns

The provisions of this Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns; provided that neither Party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other Party. Notwithstanding the foregoing, (a) Purchaser may assign its right to purchase the Shares to a Subsidiary or an affiliate of Purchaser without the prior written consent of Seller, and (b) Purchaser may assign its rights under this Agreement by way of security and such secured party may assign such rights by way of exercise of remedies; provided, however, that no assignment shall limit or affect the assignor’s obligations hereunder. Any attempted assignment in violation of this Section 12.4 shall be void.

12.5                        Governing Law

This Agreement (and any claims or disputes arising out of or related to this Agreement or to the Transactions or to the inducement of either Party to enter into this Agreement, whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise) shall in all respects be governed by and construed in accordance with the Laws of the State of New York, including all matters of construction, validity and performance, in each case without reference to any conflict of law rules that might lead to the application of the Laws of any other jurisdiction. Each Party further agrees that the Laws of the State of New York bear a reasonable relationship to this Agreement and irrevocably and unconditionally waives, pursuant to Section 5-1401 of the New York General Obligations Law, any objection to the application of the Laws of the State of New York to any action, suit or proceeding arising out of this Agreement or the Transactions and further irrevocably and unconditionally waives and agrees not to plead or claim that any such action, suit or proceeding should not be governed by the Laws of the State of New York.

12.6                        Consent to Jurisdiction

Each Party irrevocably and unconditionally submits to the exclusive jurisdiction of the United States District Court for the Southern District of New York, or if such federal court is unavailable, state courts located in New York County, for the purposes of any suit, action or other proceeding arising out of this Agreement or the Transactions. Each Party hereby waives formal service of process and agrees that service of any process, summons, notice or document by U.S. registered mail to such Party’s respective address set forth above shall be effective service of process for any action, suit or proceeding in New York with respect to any matters to which it has submitted to jurisdiction in this Section 12.6. Each Party irrevocably and unconditionally waives, pursuant to the provisions of Section 5-1402 of the New York General Obligations Law, any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the Transactions in such courts and hereby and thereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

12.7                        WAIVER OF JURY TRIAL

EACH PARTY HEREBY EXPRESSLY AND IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) DIRECTLY OR INDIRECTLY RELATING TO ANY DISPUTE ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS. Each Party (i) certifies that no representative, agent or attorney of the other Party has represented, expressly or otherwise, that such other Party would not, in the event of litigation, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other Party have been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 12.7.

12.8                        Counterparts; Third Party Beneficiaries

This Agreement may be signed in any number of counterparts (including by facsimile signature), each of which shall be an original, with the same effect as if the signatures were upon the same instrument. This Agreement shall become effective when each Party shall have received a counterpart of this Agreement signed by each other Party. This Agreement is for the sole benefit of the Parties and their successors and permitted assigns and nothing express or implied in this Agreement is intended or shall be construed to confer upon any Person other than the Parties any legal or equitable rights or remedies under this Agreement.

12.9                        Severability

If any provision of this Agreement (or any portion thereof) or the application of any such provision (or any portion thereof) to any Person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement (or the remaining portion thereof) or the application of such provision to any other Person or circumstances.

12.10                 Entire Agreement

This Agreement constitutes the entire agreement and understanding between the Parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between Purchaser and Seller with respect to the subject matter of this Agreement, including the letter agreement dated January 4, 2007. The Exhibits and Schedules are an integral part of this Agreement and are incorporated by reference into this Agreement for all purposes.

12.11                 Headings and Captions; Exhibits and Schedules

The headings and captions in this Agreement and in the table of contents are included for convenience of reference only and shall be ignored in the construction or interpretation of this Agreement. All Exhibits and Schedules annexed to or referred to in this Agreement are incorporated in and made a part of this Agreement as if set forth in full. Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein, shall have the meaning as defined in this Agreement. All references to Sections, Articles or Exhibits contained in this Agreement shall be to Sections, Articles or Exhibits of or to this Agreement unless otherwise stated.

12.12                 Disclosure Schedules

Disclosure of any fact, matter or item in any Section of the Disclosure Schedules in connection with a particular Section of this Agreement shall be deemed to have been disclosed with respect to another Section of this Agreement if, and only if, such disclosure is sufficient such that the relevance of such disclosure to such other Section of this Agreement would be reasonably apparent to a reader of such disclosure.

12.13                 Equitable Relief

The Parties agree that any of them may pursue equitable relief in the form of a temporary restraining order or injunction, or such other equitable relief as may be otherwise contemplated by this Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

MAUI ACQUISITION CORPORATION

By:	/s/ KENNETH HILL
Name: KENNETH HILL
Title: PRESIDENT

HOUCHENS INDUSTRIES, INC.

By:	/s/Jimmie Gipson
Name: Jimmie Gipson
Title: President and CEO

[SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT, DATED AS OF FEBRUARY 8, 2007]

EXHIBIT A

FORM OF PARENT GUARANTEE

IMPERIAL TOBACCO GROUP PLC, a public limited company organized under the laws of England & Wales (Parent) irrevocably guarantees each and every representation, warranty, covenant, agreement and other obligation of Maui Acquisition Corporation, a Delaware corporation (Purchaser), and any of its permitted assigns, under the Stock Purchase Agreement, dated as of February 8, 2007 (the Agreement), by and between Purchaser and Houchens Industries, Inc., a Kentucky corporation (Seller), and the full and timely performance of Purchaser’s obligations under the provisions of the Agreement. This is a guarantee of payment and performance, and not of collection, and Parent acknowledges and agrees that this guarantee is full and unconditional, and no release or extinguishment of Purchaser’s obligations or liabilities (other than in accordance with the terms of the foregoing Agreement), whether by decree in any bankruptcy proceeding or otherwise, shall affect the continuing validity and enforceability of this guarantee, as well as any provision requiring or contemplating performance by Purchaser.

Parent hereby waives, for the benefit of Seller, (1) any right to require Seller, as a condition of payment or performance by Parent, to proceed against Purchaser or pursue any other remedy whatsoever and (2) to the fullest extent permitted by law, any defenses or benefits that may be derived from or afforded by law that limit the liability of or exonerate guarantors or sureties, except to the extent that any such defense is available to Purchaser.

Without limiting in any way the foregoing guarantee, Parent covenants and agrees to take all actions to enable Purchaser to adhere to each provision of the Agreement that requires an act or omission on the part of Parent.

The provisions of Article 12 of the Agreement are incorporated herein, mutatis mutandis, except that notices and other communications hereunder to Parent shall be delivered to:

Imperial Tobacco Group PLC

PO Box 244

Upton Road

Bristol BS99 7UJ

United Kingdom

Telephone Number: +44 (0)117 963 6636

Facsimile Number:   +44 (0)117 966 7405

Attention: Ken Hill

Conrad Tate

Adrian Welsh

Parent understands that Seller is relying on this guarantee in entering into the Agreement and may enforce this guarantee as if Parent were a party to the Agreement.

[SIGNATURE PAGE FOLLOWS]

A-1

IN WITNESS WHEREOF, Parent has duly executed this Guarantee as of this 8th day of February, 2007.

IMPERIAL TOBACCO GROUP PLC

By:
Name:
Title:

[SIGNATURE PAGE TO GUARANTEE, DATED AS OF FEBRUARY 8, 2007]

A-2

EXHIBIT B

FORM OF SUPPORT AGREEMENT

February 8, 2007

Maui Acquisition Corporation

c/o Imperial Tobacco Group

PO Box 244

Upton Road

Bristol BS99 7UJ

United Kingdom

Ladies and Gentlemen:

The undersigned, who collectively constitute all members of the ESOP Committee of the Houchens Industries, Inc. Employee Stock Ownership Plan (the ESOP) understands that Houchens Industries, Inc., a Kentucky corporation (Seller) and Maui Acquisition Corporation, a Delaware corporation (Purchaser), propose to enter into a Stock Purchase Agreement, dated as of February 8, 2007 (the Stock Purchase Agreement), providing for, among other things, the sale and purchase of all of the issued and outstanding capital stock of CBHC, Inc., a Kentucky corporation. Capitalized terms used without definition in this letter agreement shall have the meanings ascribed thereto in the Stock Purchase Agreement.

The undersigned are entering into this letter agreement in consideration of, and as a condition to, Purchaser’s willingness to enter into the Stock Purchase Agreement and to consummate the transactions contemplated thereby (the Transactions).

The undersigned hereby agree as follows:

1.                                      In connection with every meeting of the stockholders of Seller called, and at every postponement or adjournment thereof, and in connection with every action or approval by written consent of the stockholders of Seller, the undersigned agree to take all lawful actions to cause the trustee of the Seller ESOP to vote all unallocated shares of Seller Common Stock held in the Seller ESOP together with all allocated shares of Seller Common Stock with respect to which the ESOP Trustees do not receive direction from the relevant ESOP participant as to how such should be voted at the Stockholders Meeting (a) in favor of approval of the Transactions and (b) against (i) any proposal made in opposition to the Transactions or in competition or inconsistent with the Transactions, (ii) any Alternative Proposal and (iii) any action or agreement that would result in a breach of any representation, warranty, covenant or agreement or any other obligation of Seller under the Stock Purchase Agreement. Notwithstanding the foregoing, the undersigned may fail to take such actions (or refrain from taking such actions) if they shall have determined in good faith, after consultation with outside and inside counsel to Seller and Seller’s Financial Advisor, that such action is required in order for the undersigned to comply with their fiduciary duties under applicable Law.

2.                                      The undersigned represent and warrant that they have all necessary power and authority to enter into this letter agreement, and that this letter agreement is the legal, valid and binding agreement of the undersigned and is enforceable against the undersigned in accordance with its terms.

3.                                      This letter agreement shall terminate upon the termination of the Stock Purchase Agreement in accordance with its terms.

4.                                      This agreement shall be governed by, and construed in accordance with, the laws of the Commonwealth of Kentucky, without giving effect to principles of conflict of laws.

5.                                      The undersigned recognize and acknowledge that a breach by them of any covenants or agreements contained in this letter agreement will cause Purchaser to sustain damages for which it would not have an adequate remedy at law for money damages, and therefore the undersigned agree that in the event of any such breach, Purchaser shall be entitled to specific performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity; provided, however, that the undersigned shall incur no personal liability whatsoever to Purchaser in connection with this letter agreement.

6.                                      The effectiveness of this letter agreement shall be conditioned upon the execution and delivery of the Stock Purchase Agreement by each of the parties thereto.

[SIGNATURE PAGE FOLLOWS]

Please confirm that the foregoing correctly states the understanding between us and you by signing and returning to us a counterpart hereof.

Very truly yours,

Ruell Houchens

Noel Hunt

Jimmie Gipson

Confirmed as of the date
first above written:

MAUI ACQUISITION CORPORATION

By:
Name:
Title:

[SIGNATURE PAGE TO SUPPORT AGREEMENT, DATED AS OF FEBRUARY 8, 2007]

EXHIBIT C

AGREED ACCOUNTING PRINCIPLES

This schedule includes significant accounting policies and procedures to be used in determining the Closing Statement. Generally, it is expected that the Closing Statement will be determined in conformity with (a) the accounting principles specified below, (b) with respect to any matters not addressed below, such matters shall be determined using the same accounting principles, policies, procedures and methods as were employed in connection with the preparation of the Company’s Audited Financial Statement and (c) with respect to any matters not addressed by (a) or (b) above, such matters shall be in a manner consistent with US GAAP as in effect on September 30, 2006.

1.                                      Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. For significant estimates including but not limited to estimates described below, Purchaser has reviewed the Company’s methodology and assumptions for making such estimates as of the Balance Sheet Date and believes such methodologies and assumptions are reasonable. Further, Purchaser agrees that the same methodology and assumptions will be used in making estimates as of the Closing Date.

2.                                      Revenue Recognition. Revenues from the sale of the Company’s products will be generally recognized as products are delivered to customers. The Company’s policy has and will continue to be to invoice customers and recognize sales revenue the day following the day a customer’s order is shipped; and, in most cases, the products are shipped to and received by customers a day after receiving the order.

3.                                      Accounts Receivable. Accounts receivable will be stated at the amount billed to customers. The Company will provide an allowance for doubtful accounts, which is based upon a review of outstanding receivables and historical collection information. Domestic customers primarily participate in the Company’s EFT program with terms available of two, seven and 10 days. Government account terms are 12 days. Accounts past due more than 28 days will be considered delinquent. Delinquent receivables will be written off based on individual credit evaluation and specific circumstances of the customer.

4.                                      Inventory Pricing. Inventories will be stated at the lower of cost (first-in, first-out method) or market. The Company currently does not have a reserve for obsolete inventory as management does not believe any reserve would be material. This policy will continue in preparing the closing financial statements.

5.                                      Property and Equipment. The Company will capitalize property and equipment with a cost greater than or equal to $10,000. Property and equipment will be depreciated over the estimated useful life of each asset. Annual depreciation is computed using the straight-line method. Management does not currently believe any of the property and equipment is impaired.

6.                                      Parts Inventory. Parts inventory will be stated at its original cost. The Company currently does not have a reserve for obsolete parts inventory as management does not believe any reserve would be material.

7.                                      Deferred Financing Costs. Deferred financing costs will be amortized on a straight-line basis over the life of the related debt. For purposes of determining the Closing Statement, deferred financing costs will not be written off due to any impairment that may result from the Closing.

C-1

8.                                      Goodwill and Brand Trademarks. For purposes of determining the Closing Statement, no evaluation for impairment will be performed and no impairment will be deemed to exist. As a result, no adjustment will be made to the amounts reflected as of the Balance Sheet Date related to Goodwill and Brand Trademarks.

9.                                      Promotional Programs. The Company accrues costs associated with promotional programs used to create product awareness in the marketplace. These programs include buydowns, coupons and volume rebates. Costs associated with these promotional programs will be included in accrued expenses based on estimated carton sales, whether the customer is a retailer or wholesaler and an estimated percentage or rebate earned that will be paid to the retailer or wholesaler.

10.                                Sales Returns and Allowances. An estimated allowance for returned product is recorded when the Company’s products are sold. The allowance is based on the rolling twelve months sales level multiplied by the Company’s estimated return rate. The amount is calculated net of the benefit from refund of related federal excise taxes.

11.                                MSA Liability. The Company uses estimates to determine the MSA liability and related expense on a monthly basis. These estimates are based on published information regarding market share of the various participants in the cigarette industry, the estimated change in the overall industry market share for the year in question, the expected consumer price index change as measured by the MSA requirements, and other factors that affect the MSA liability allocation.

C-2

EXHIBIT D

FORM OF OPINION OF WYATT TARRANT & COMBS LLP

March [    ], 2007

Maui Acquisition Corporation

c/o Imperial Tobacco Group

PO Box 244

Upton Road

Bristol BS99 7UJ

United Kingdom

Ladies and Gentlemen:

We have acted as counsel to Houchens Industries, Inc., a Kentucky corporation (“Houchens”), in connection with the Stock Purchase Agreement dated as of February 8, 2007 (the “Stock Purchase Agreement”) between Maui Acquisition Corporation (“Purchaser”) and Houchens relating to the purchase by Purchaser from Houchens of all of the issued and outstanding stock (the “CBHC Stock”) of CBHC, Inc., a Kentucky corporation (“CBHC”), and related documents. We are providing this opinion (“Opinion”) to Purchaser at the request of Houchens and pursuant to Section 9.2(e) of the Stock Purchase Agreement.

In connection with this Opinion, we have reviewed (i) the Asset Purchase Agreement dated as of July 24, 1996 among Brown & Williamson Tobacco Corporation (“B&W”), Commonwealth Brands, Inc. (“Commonwealth”) and Commonwealth Tobacco, LLC (“Tobacco”), as amended by the Agreement at Closing dated November 1, 1996 among the same parties (the “B&W Agreement”) pursuant to which B&W (a) sold to Tobacco certain brands of cigarettes and assets related thereto, (b) granted to Tobacco certain rights to indemnification against certain third party claims (such rights to indemnification, as defined in Section 10 of the B&W Agreement, are hereinafter referred to as the “Indemnification Rights”), and (c) consented to the assignment by Tobacco to Commonwealth of its rights under the B&W Agreement, including the Indemnification Rights; and (ii) the Share Exchange Agreement (formerly designated as Stock Purchase Agreement) dated as of July 19, 2001 (the “CBHC Agreement”) among CBHC, Brad M. Kelley and Frank Kelley as Custodian under the Uniform Transfers to Minors Act, pursuant to which CBHC acquired all of the issued and outstanding stock of Commonwealth (the “Commonwealth Stock”) from the owners thereof. The transactions described in the preceding clauses (i) and (ii) are hereinafter referred to as the “Prior Transactions.” The agreements, documents and instruments evidencing the Prior Transactions are hereinafter referred to as the “Prior Transaction Agreements.”

For the purpose of rendering this Opinion, we have examined such questions of law as we have deemed appropriate. As to certain questions of fact, we have relied without independent investigation (unless expressly otherwise indicated herein) on, and we have assumed the accuracy and validity of, statements and certificates of certain officers and directors of Houchens and certificates of certain public officials. However, except for the documents described above we have not, unless expressly otherwise indicated herein, reviewed any other documents or conducted any other examination of any public records, and this Opinion is limited accordingly.

For the purpose of rendering this Opinion, we have assumed that (i) the copy of each Prior Transaction Agreement that we have examined in connection with the preparation of this Opinion is authentic, complete and conforms to the original, (ii) all required consents to the execution, delivery and performance of each Prior

D-1

Transaction Agreement were obtained, (iii) all signatures contained in each Prior Transaction Agreement are genuine, (iv) each of the Prior Transactions was consummated in accordance with the applicable Prior Transaction Agreement, (v) each Prior Transaction Agreement constitutes the legal, valid and binding obligations of the parties thereto, enforceable in accordance with its terms, (vi) no action has been taken which amends, modifies or revokes any of the Prior Transaction Documents, (vii) after the completion of the transaction contemplated by the Stock Purchase Agreement, Purchaser will continue to own the CBHC Stock and CBHC will continue to own the Commonwealth Stock, (viii) any action seeking a judicial determination with respect to the Indemnification Rights would be filed in a Kentucky court, and (ix) a Kentucky court, in any such action, would (a) hold, in accordance with Section 25 of the B&W Agreement, that the B&W Agreement shall be governed by and construed in accordance with Kentucky law, without regard to the principles of conflict of laws, and (b) enforce the B&W Agreement in accordance with its terms.

Based upon the foregoing, and subject to the assumptions, qualifications and limitations set forth herein, we are of the opinion that the acquisition of the CBHC Stock by Purchaser in accordance with the terms of the Stock Purchase Agreement will not alter or impair Commonwealth’s right to enforce the Indemnification Rights against B&W in accordance with, and subject to the conditions set forth in, Section 10 of the B&W Agreement.

We call your attention to the fact that the acquisition of the Commonwealth Stock by CBHC under the CBHC Agreement resulted in the occurrence of a Change in Control or Bankruptcy Event (“Event”) as defined in Section 10 of the B&W Agreement. However, Section 10(f) of the B&W Agreement provides that the occurrence of an Event only relieves B&W of the obligation, but not the right, to defend or to continue the defense of any and all Third Party Claims, as defined in the B&W Agreement, of the type described in Section 10(c)(iii) of the B&W Agreement. Notwithstanding the occurrence of such Event, Commonwealth remains entitled to indemnification from B&W with respect to Third Party Claims of the type described in Sections 10(a)(ii) and (iii) of the B&W Agreement.

The foregoing opinions are subject to and expressly limited by the following qualifications and limitations, in addition to those previously set forth:

A.                                   This Opinion is limited to the law, excluding the principles of conflict of laws, of the State of Kentucky, and we do not express any opinion concerning any other law.

B.                                     This Opinion is furnished for the benefit of Purchaser only, in connection with the execution and delivery of the Stock Purchase Agreement only, and may not be relied upon by any other person or entity, or in any other context, without our prior written consent. We expressly disclaim any responsibility for advising you of any change occurring hereafter in circumstances concerning the matters which are the subject of this Opinion, including any changes in the law or in factual matters occurring after the date of this Opinion.

Very truly yours,

WYATT, TARRANT & COMBS, LLP

D-2